Odyssey Re Holdings Corp.

Annual Report 2001



Safe Journey



OdysseyRe

Introduction



Odyssey Re Holdings Corp. is a leading U.S-based underwriter of property and casualty reinsurance, as well as specialty insurance, on a worldwide basis through its subsidiaries Odyssey America Reinsurance Corporation, Hudson Insurance Company and Newline Underwriting Management Company, OdysseyRe's managing agent at Lloyd's.

With $820.9 million in stockholders' equity at December 31, 2001 and $1.2 billion of gross premiums written, the Company underwrites treaty, program and facultative reinsurance across all major lines and classes of business.

Business is underwritten in three major divisions: Americas, EuroAsia and the London Market, with major underwriting centers in the United States, London, Paris, Singapore, Latin America and Toronto.

Fairfax Financial Holdings Limited, owner of approximately 74% of OdysseyRe's outstanding shares, is OdysseyRe's majority stockholder. Fairfax is a financial services holding company that is publicly traded on the Toronto Stock Exchange (symbol: FFH). With total assets of C$35.4 billion, C$3.1 billion in common shareholders' equity and C$6.8 billion in gross premiums written as of December 31, 2001, Fairfax affords OdysseyRe access to a wide range of insurance and reinsurance opportunities through its subsidiaries worldwide.

Odyssey Re Holdings Corp. is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ORH. OdysseyRe is rated "A" (Excellent) by A.M. Best Company and "A-" by Standard & Poor's.

Table of Contents



Financial Highlights

Odyssey Re Holdings Corp.

(dollars in millions, except per share data)

	2001	2000
Gross premiums written	$1,153.6	$862.2
Net premiums written	984.7	701.3
Net investment income	114.6	126.6
(Loss) income before income taxes (1)	(15.6)	80.6
Net (loss) income (1)	(8.0)	54.8
Per common share results-diluted (1)	(0.14)	1.14
Total assets	4,648.3	4,254.1
Stockholders' equity	820.9	957.9

(1) Includes the effects of the World Trade Center claims and the bankruptcy filing of Enron, which together amounted to a $110.0 million loss before income taxes; $71.5 million net loss after tax, and $1.10 loss per share of common stock, based on 65,142,857 shares outstanding at December 31, 2001.

To Our Stockholders:

Writing our first letter to shareholders as a public company is a bittersweet experience when describing 2001. We went from the exhilaration of a public offering in June to the reality of the event of September 11th. Each of us feels a strong hope for better times. I want to pay tribute to our exceptional staff, many of whom were eyewitnesses to the event. They accomplished some remarkable things in dealing with and getting through this tragedy. I also want to extend once again our heartfelt condolences to the families and companies of those lost in the attack. The insurance and reinsurance industry bore heavy human as well as financial costs that we will never forget.



As you read this we are hard at work optimizing our enhanced market position within an improved market in 2002. Since our public offering in June, insurance and reinsurance markets have continued to harden. The event of September 11th, and other exceptional losses such as the Enron bankruptcy, have dramatically reinforced the trend as the 2002 underwriting season began. Not only has management and ownership changed at a number of companies, but more importantly, underwriting operations in many cases have been constrained. OdysseyRe's disciplined underwriting approach kept the financial impact of September 11th moderate – at $95 million net, pre-tax – relative to our size and to our competitors.

Prior to September 11th, much of the improvement in our industry was being driven by the primary carriers – our clients. Because the cost of the terrorist attack fell disproportionately on reinsurers, post September 11th improvements are now being propelled by the actions of reinsurers – our peers. These improvements are pervasive and profound.

It remains to be seen what the future impact of terrorism will be on our industry. The recent losses revealed large concentrations of risk that magnified economic consequences for the entire industry, and will continue to affect how we approach risk assumption. The terms required to protect our clients from such a convergence of exposures now demand new language, pricing, and information. We are excluding terrorism from most of our contracts, but selectively accepting opportunities where we have determined that the risk is more than compensated for by the reward. Overall, we are confident that our loss from any future similar event would be a fraction of the loss we experienced.



Our results

For 2001, we are, on the one hand, disappointed in our results. Due to the World Trade Center and Enron losses, our combined ratio was 115.4% in 2001, compared to 110.8% in 2000. On the other hand, absent these extraordinary losses, our combined ratio would have been 103.1%, representing a major improvement over 2000. Our net loss for 2001 was $8.0 million compared to a profit in 2000 of $54.8 million.

Gross premiums written increased by $291.4 million from $862.2 million in 2000 to $1,153.6 million in 2001, while net premiums written increased by 40.4% from $701.3 million a year ago, and now exceed $984 million. Importantly, our premium growth in the fourth quarter has accelerated, boding well for the future.

Total assets at the end of 2001 were $4.6 billion, while total cash and invested assets amounted to $2.7 billion.

Our IPO provided visibility and independence

Our public offering was a very positive event for the Company. In addition to establishing a public valuation, it confirmed an operating and rating independence that is highly valued in the marketplace. Our affiliation with Fairfax gives us an enviable partnership position with prominent ceding companies in the U.S. and Canada. Our new partnership with Zenith Insurance, a leading California workers' compensation specialist, exemplifies this.

Most importantly, our IPO has helped propel OdysseyRe's business model at a time of great instability in the marketplace. Many companies have sought to curtail their reinsurance operations, creating an environment where the stability and rapid response time of the OdysseyRe team are increasingly valued.

Our underwriting philosophy is simple

During the formative years of OdysseyRe, we tightened underwriting controls, and reinforced the disciplined, technically oriented approach we now consistently bring to our business. In that sense, we haven't had to change much at all.

Underwriting discipline is at the center of OdysseyRe's institutional culture. We strive to provide capacity to underserved segments of the market, applying a technically oriented approach to the selection and pricing of risk. Utilizing the advantages of our global platform, and the talent-rich staff of our underwriting, actuarial, claims and financial teams, we seek to respond quickly to opportunities as they present themselves throughout the myriad markets of the world.

Our financial strength continues to grow

OdysseyRe is rated "A-" by S&P, but maintains its capital adequacy in the "AA" range. We are rated "A" (Excellent) by A.M. Best Company. Our statutory surplus of $819.5 million places us within the top five broker markets as reported by the Reinsurance Association of America. Our investment portfolio is liquid and of high quality. We are very pleased that cash flow has turned positive in the fourth quarter as the run-off of business written in years prior to OdysseyRe's ownership receded.

We have achieved a clear organizational structure

OdysseyRe has broad underwriting skills and product range, and our underwriters are intimately involved in the local markets through 12 offices in 10 countries around the world. Many of our underwriting relationships go back nearly half a century, and our claims paying relationships go back further still. Our job is to identify business opportunities, by line or location, and move resources quickly to meet the need for lead market capacity. With three distinct business divisions, multiple distribution channels, and an entrepreneurial spirit of collaboration, we can create technically sound underwriting solutions anywhere.

The Americas, under Mike Wacek, has gained financial ground as evidenced by a dramatically improved result (absent September 11th and Enron) and a well-tuned business process. This is our flagship division and we are very pleased with its performance.

Through our EuroAsia Division, under Lucien Pietropoli in Paris, we have guided the consolidation of Compagnie Transcontinentale de Réassurance's historic business into OdysseyRe. These durable business relationships will serve us well in the years ahead.

In the London Market, Brian Young leads a talented management team, serving both the Syndicate in developing specialized insurance business and the Branch in strengthening its reinsurance position.

Our flat organizational structure, combined with our experienced management group, provides us with an ability to adapt quickly to changing conditions.

Our clients are changing

Our clients are experiencing a turbulent market, rife with management changes, unacceptable returns, and rating agency and shareholder pressure. At the same time, there are new insurers and reinsurers emerging in the market, most notably in Bermuda. It will take some time to gauge the success of these new entrants, but we do not expect their presence to interfere with OdysseyRe's progress toward our ambitious financial goals. Our company has the numerous advantages of a deep and talented staff, worldwide coverage, and – most importantly – a long tradition of professionalism that has enabled us to construct a diversified portfolio of quality reinsurance in excess of a billion dollars.

The universe of risk is changing

Globalization and the proliferation of technology have changed the nature of risk. The complexity and the interrelatedness of risk have become painfully visible since September 11th. The consequence of poor judgment are magnified. Investment returns provide no cushion for poor underwriting of casualty risks. Counterparty risk is heightened by lack of transparency. Actionable misconduct is transcending customary professional lines, and creating liability in areas such as Employee Practices, E-Commerce, and Directors and Officers Liability. It is difficult to rely on diversification alone as a means of protecting against volatility, when different coverages collide in a large loss event. Sound underwriting remains our best tool to manage our risk position.

I continue to be proud to work with such a world-class team of managers, underwriters, and supporting professionals at OdysseyRe. We have experienced very little turnover, and I thank them all sincerely for their efforts and loyalty. Our operating cash flow, while negative for the year as we continued to run off business written in years prior to OdysseyRe's ownership of the underlying portfolio, turned positive in the fourth quarter. We have turned an important corner. September 11 underscores how the nature and perception of risk has changed dramatically. Those companies best able to respond in times of upheaval are those that have exercised discipline during times of intense competition. I believe OdysseyRe to be one of those handful of companies, one which we expect to be of enduring value to our customers as a risk taker, and of growing value to you as a stockholder.

Sincerely,



Andrew A. Barnard
President and Chief Executive Officer

OdysseyRe: A Global Reinsurer



Tokyo
Stockholm
London
Cologne
Paris
Toronto
Stamford
New York
Miami
Mexico City
Santiago
Singapore

A Map is a Guide We Trust

It is an illusion that the journey is without risk. A map can show us where we want to go and help us get there safely. A journey without a map is unthinkable, unless it is an adventure into unexplored territory. If it is, maps quickly follow. But a map is not the territory...it is a metaphor. With the right map, like the right reinsurer, a journey can be completed safely, and a new journey begun.

Our Market Place –
The World's Leading Insurance Markets

Can a map go beyond depicting physical geography? Data that has particular usefulness to an industry – like reinsurance – can be arrayed to reveal specific economic topography as well. As countries embrace free market risks and rewards, OdysseyRe leads the way in establishing new directions in reinsurance.



Canada
United States
Mexico
El Salvador
Guatemala
Dominican Rep.
Panama
Costa Rica
Colombia
Venezuela
Ecuador
Peru
Chile
Brazil
Argentina
Uruguay
Iceland
Norway
Sweden
Finland
United Kingdom
Netherlands
Denmark
Ireland
Belgium
Germany
Luxembourg
Czech Republic
France
Switzerland
Austria
Spain
Italy
Portugal
Malta
Slovenia
Croatia
Yugoslavia
Greece
Cyprus
Latvia
Poland
Russia
Ukraine
Slovakia
Hungary
Romania
Bulgaria
Turkey
Israel
Lebanon
Syria
Iran
Kuwait
Qatar
U.A.E.
Saudi Arabia
Oman
Jordan
Bahrain
Pakistan
Morocco
Algeria
Libya
Egypt
Mauritius
Nigeria
Kenya
Zimbabwe
Ivory Coast
Tunisia
South Africa
Macao
China
South Korea
Japan
Hong Kong
Taiwan
India
Sri Lanka
Thailand
Vietnam
Malaysia
Indonesia
Philippines
Singapore
Australia
New Zealand
Other countries

Distribution of Direct Premium Written by Country

Source: The Insurance Information Institute



Courtesy of the Map Collection, Yale University Library

Magellan literally went to great distances in 1519 to prove that the world was round. This polar view of the earth from 1703, illustrates his voyage and his point. OdysseyRe's reach around the globe demonstrates ours: that risk has no boundaries. Reinsurance can help draw them.

The Odyssey Edge

We seek to provide capacity to underserved segments of the market. Since its formation, OdysseyRe has distinguished its approach in the marketplace by emphasizing three key attributes:

Strength

Financial and technical strength are essential to taking calculated risks in a sophisticated insurance marketplace. Measured by S&P's capital adequacy model, OdysseyRe maintains its capital strength in the "AA" range, with $820.9 million in stockholders' equity. OdysseyRe is an underwriting company. A third of our staff are underwriters. The result is a portfolio of business well diversified by cedant, source, and line of business.

Speed

Speed is a key variable, not measured by regulators or rating agencies. Responsiveness to the needs and timing of clients distinguishes the breadth of a reinsurer's professionalism. OdysseyRe moves ahead of the pack in solving risk problems and meeting claims obligations swiftly.

Synergy

Geographic reach, product range, underwriting versatility — these have value only when a workable set of solutions is delivered to clients. One of OdysseyRe's key strengths is the synthesis of technical knowledge and practical application to help our clients and brokers achieve their goals.

Overview of Operations



Americas



EuroAsia



London Market

What is it but a map of a busy life, its fluctuations, and its vast concerns?
William Cowper

2001 Gross Premiums Written by Division
$ in millions



■ Americas Division $841
□ EuroAsia Division $181
London Market Division $132

Total GPW $1.2 Billion

Americas

The Americas Division of OdysseyRe underwrites reinsurance on a treaty, program and facultative basis, as well as providing specialty program insurance through Hudson Insurance Company. The Americas Division is headquartered in Stamford, Connecticut, with offices in New York, Miami, Toronto, Mexico City and Santiago. There are 258 employees including 57 underwriters.

EuroAsia

The EuroAsia Division operates throughout Europe, Asia, the Middle East and Africa. Headquartered in Paris, with offices in Cologne, Singapore, Stockholm, and Tokyo, the EuroAsia Division underwrites through varied distribution channels in its multiple markets. The EuroAsia Division employs a total of 72 people, including 33 underwriters.

London Market

The London Market Division underwrites casualty, property, marine, aerospace, financial and professional lines of reinsurance and insurance through OdysseyRe's branch office at the London Underwriting Centre and Syndicate 1218 at Lloyd's. The London Market Division has 67 employees, including 24 underwriters.

To know the road ahead, ask those coming back.
Chinese Proverb

Americas Division

2001 Gross Premiums Written by Type of Business



- Property Excess of Loss 10.2%
- Proportional Property 18.2%
- Casualty Excess of Loss 20.8%
- Proportional Casualty 33.3%
- Miscellaneous Lines 2.7%
- Facultative 8.0%
- Primary 6.8%

Total GPW $841.2 million

Americas Division

In 2001, OdysseyRe's gross premiums written in the Americas Division increased by 11.6% to $841.2 million, driven by improving rates and terms in the automobile sector, both personal and commercial, as well as in property, medical benefits and medical liability classes. Adjusted for the transfer of ongoing London market premiums to our EuroAsia and London operations, core business in the Americas Division grew 21.7%.

Our activities in the Americas are directed from our headquarters in Stamford. We operate in the United States, Latin America and Canada.

In the United States, we underwrite treaty reinsurance through brokers, and casualty facultative contracts direct to ceding companies as well as through brokers. We also underwrite primary insurance business through our wholly-owned subsidiary, Hudson Insurance Company.

The largest component of our business is the treaty account. We organize our underwriting along product lines, offering deep expertise to our clients in a myriad of sub-segments.



Some maps help guide us to a place in the sun – with the best view of the outcome. Do we best view the experience up close or from a distance?

Like America's pastime, successful reinsuring takes timing, teamwork and talent.





During 2001, in the United States, we witnessed a steady improvement in trading conditions. After September 11, these improvements have accelerated, touching virtually all the sub-segments in which we operate. We are in an excellent position to take advantage of emerging opportunities, having used the final years of the soft reinsurance market to reposition our portfolio, and deepen our organizational capabilities.

Our Latin American unit operates through offices in Mexico, Miami and Chile. We underwrite both treaty business as well as property facultative accounts. Due to the broad penetration achieved by our Latin American offices, combined with sharply improving rates, our business doubled in 2001.

Though small, our business in Canada is growing. We have added to staff, established important new relationships, and laid the groundwork for Canada to experience impressive growth in the future.

One doesn't discover new lands without consenting to lose sight of the shore for a very long time.
Andre Gide

EuroAsia Division

2001 Gross Premiums Written by Type of Business



- Property Excess of Loss 31.5%
- Proportional Property 29.5%
- Casualty Excess of Loss 3.9%
- Proportional Casualty 15.8%
- Miscellaneous Lines 7.3%
- Facultative 12.0%

Total GPW $180.5 million

EuroAsia Division

OdysseyRe's presence in the rapidly changing international marketplace is strong and growing.

Gross premiums written rose to $180.5 million, exceeding our plans and successfully completing the transition of selected business originally underwritten by Compagnie Transcontinentale de Réassurance into the OdysseyRe platform. 2001 was a year of broadening our technical underwriting approach after the formation of our EuroAsia Division in July 2000. That formation gave renewed force to a long history of underwriting relationships and claims responsiveness that will serve us well as the market progresses. Our underwriting controls and quantitative risk analysis techniques are well established, and we are positioned to respond to opportunities that offer the potential for underwriting profit.

Our EuroAsia Division operates through principal offices in Paris and Singapore, with satellite offices in Stockholm, Cologne and Tokyo. We underwrite treaty and facultative contracts directly with ceding companies, and through brokers.


AFRICA
INDIAN SEA

Marco Polo introduced the goods of the East to the markets of the West, risking all to do so. From 1271 to 1295 he journeyed from one culture to another, mapping new routes and creating a new world view.



Trading conditions in markets across the world are experiencing significant improvements. In regions with exposures to natural catastrophes, it is not uncommon to find underlying primary rates have more than doubled in recent years. Likewise, reinsurance has become more expensive as its value has appreciated, and its availability declined.

In 2001 we were able to deepen our relationships in key markets such as France and Japan. Given positive conditions we will continue expanding our presence throughout EuroAsia.

Do not follow where the path may lead.
Go, instead, where there is no path
and leave a trail.
Anonymous

London Market Division

2001 Gross Premiums Written by Business Unit



- Financial Lines 40.9%
- North American Casualty 29.9%
- Marine & Aerospace 13.8%
- Int'l Casualty 14.9%
- Miscellaneous Lines 0.5%

Total GPW $131.9 million

London Market Division

Gross premiums written in 2001 in the London Market Division increased by 22% to $131.9 million as rates hardened due to unfavorable industry results in certain lines of business, and major catastrophe losses that dramatically affected all sectors of the market.

London still remains a remarkable center of insurance and reinsurance activity. This is in part due to its famed history, but more so to its present day concentration of underwriters and brokers within the City of London. OdysseyRe's history in London is comparatively recent, with both our London Branch and Lloyd's Syndicate underwriting operations commencing in the mid-nineties. OdysseyRe is becoming a prominent underwriter in that market at a time when opportunities are becoming most pronounced.

OdysseyRe operates in London with two platforms: through our Newline Syndicate at Lloyd's, we participate in the specialty insurance market where we have grown in the international financial and professional liability areas. Our Newline Syndicate was the first integrated corporate capital syndicate to be formed at Lloyd's. Newline Syndicate maintains substantial capacity, with OdysseyRe as the sole capital provider. The London Branch of OdysseyRe underwrites reinsurance exclusively, emphasizing international property and casualty, marine and aerospace, and non-traditional reinsurance from our offices in the London Underwriting Centre.


Barbican
Chiswell Str.
Aldersgate Street
Newgate Str.
Cheapside
Cornhill
Leadenhall S
Bishopsgate Street
White Chapel
Wentworth S
Good mans Fields
Rosemary L
Tower Hill
East Smithfield
THAMES RIVER

Courtesy of the Map Collection, Yale University Library

Much has changed since underwriting began at John Lloyd's coffee house in 1688, but not the allure of reward for risk. Clients look to OdysseyRe for technical guidance on uncharted paths ahead.



These two platforms, each with its own area of specialization, are unified by a common business approach and management team.

As losses emerging from a protracted cycle are felt by the London market, OdysseyRe is well positioned to deploy its capital in areas that offer significantly expanded potential for profit. That, together with the promise of progressive change at Lloyd's, offers excellent opportunity for us over the next few years.

SELECTED FINANCIAL DATA

The following selected financial data is prepared in accordance with accounting principles generally accepted in the United States of America. The financial information in the table reflects the results of operations and financial position of OdysseyRe and includes Odyssey America and ORC results from the dates the respective companies were acquired by Fairfax. The financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere in this report. Our business is managed through three distinct divisions, the Americas, EuroAsia and Newline Syndicate which are established principally based on geographic regions. Please refer to note 19, Segment Reporting, of our consolidated financial statements included in this Annual Report.

The following GAAP statement of operations and balance sheet data relating to the year 1997 has been derived from our unaudited financial statements and, relating to each of the years 1998 through 2001, has been derived from our annual consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent accountants. Our 1997 unaudited consolidated financial statements include all adjustments which in management's opinion are necessary for fair presentation of our financial position as of December 31, 1997 and the results of operations for the year ended December 31, 1997.

	Years ended December 31,				
	2001	**2000**	**1999**	**1998**	**1997**
	(dollars in thousands, except per share data)				
GAAP Statement of Income Data:					
Gross premiums written	$1,153,606	$862,166	$654,518	$271,975	$218,452
Net premiums written	984,650	701,334	502,622	212,758	197,425
Net premiums earned	900,537	681,831	508,408	216,566	210,038
Net investment income	114,600	126,593	121,169	62,839	61,406
Net realized investment gains	13,313	23,611	4,783	53,491	48,131
Other income, net	755	3,839	11,586	7,087	7,261
Total revenues	1,029,205	835,874	645,946	339,983	326,836
Losses and loss adjustment expenses	725,767	503,464	383,883	166,052	145,388
Acquisition costs	248,425	198,570	136,731	53,696	53,377
Other underwriting expenses	64,694	53,254	45,772	19,643	18,418
Interest expense	5,938	-	-	-	-
Total expenses	1,044,824	755,288	566,386	239,391	217,183
(Loss) income before income taxes	(15,619)	80,586	79,560	100,592	109,653
Federal and foreign income tax (benefit) provision	(7,658)	25,795	23,526	32,127	35,589
Net (loss) income	$ (7,961)	$ 54,791	$ 56,034	$ 68,465	$ 74,064
Net (loss) income per share (1)	$ (0.14)	$ 1.14	$ 1.40	$ 1.78	$ 1.93

	Years ended December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands, except per share data)				
GAAP Balance Sheet Data:					
Total investments and cash	$2,659,776	$2,641,615	$2,603,242	$1,172,679	$1,208,206
Total assets	4,648,291	4,254,103	4,079,726	1,800,341	1,846,908
Unpaid losses and loss adjustment expenses	2,720,220	2,566,396	2,569,895	1,176,292	1,238,250
Total stockholders' equity	820,872	957,875	806,336	384,791	375,963
Book value per share (2)	12.60	19.96	16.80	10.02	9.79
Dividends per share (2)	0.03	1.77	2.46	0.94	-

	Years ended December 31,				
	2001	2000	1999	1998	1997
Selected GAAP Financial Ratios:					
Losses and loss adjustment expense ratio	80.6%	73.9%	75.5%	76.7%	69.2%
Underwriting expense ratio	34.8	36.9	35.9	33.8	34.2
Combined ratio	115.4%	110.8%	111.4%	110.5%	103.4%

(1) Based on diluted weighted average shares of our common stock of 57,018,497 for the year ended December 31, 2001, 48,000,000 for the year ended December 31, 2000, 40,162,000 for the year ended December 31, 1999 and 38,400,000 for the years ended December 31, 1998 and 1997.

(2) Based on 65,142,857 shares of our common stock outstanding at December 31, 2001, 48,000,000 shares of our common stock outstanding at December 31, 2000 and 1999 and 38,400,000 shares outstanding at December 31, 1998 and 1997.

Overview

Odyssey Re Holdings Corp. was incorporated on March 21, 2001 to serve as the holding company for Odyssey America and its subsidiaries, ORC, Hudson, and Newline. On June 19, 2001, OdysseyRe sold 17,142,857 shares of its common stock in an initial public offering. In connection with this offering, we acquired all of the outstanding shares of Odyssey America from subsidiaries of Fairfax, our ultimate majority shareholder, for an aggregate consideration of $988.8 million, consisting of $233.6 million in cash, a $200.0 million term note and 48 million shares of our common stock. The acquisition has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of Odyssey America and its subsidiaries have become our historical financial information and the financial statements as of December 31, 1999, have been restated to reflect the re-capitalization as though it occurred at the beginning of the period.

Through our operating subsidiaries, principally Odyssey America, we are a leading U.S. based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. Treaty reinsurance involves the reinsurance of a specific line or class of business for an insurance company pursuant to an agreement or treaty. Facultative reinsurance involves the reinsurance of a specific policy as opposed to a line or class of business. We also write specialty and non-traditional lines of reinsurance, including professional liability, marine and aerospace.

Throughout 2001 we have experienced growth opportunities in a number of areas, evidenced by our increase in gross premiums written of $291.4 million, or 33.8%, to $1,153.6 million for the year ended December 31, 2001 from $862.2 million for the year ended December 31, 2000. As a result of prolonged soft market conditions and a series of catastrophic events, both in the United States and globally, trading conditions for us have been improving and we have opportunistically expanded in certain classes of business and in certain geographic regions. Substantial expansion has occurred in the accident and health business as well as selected automobile and property lines. Internationally, our growth is principally derived from the business written through our Paris and Singapore branches. Our non-U.S. operations, including our Lloyds operations, now account for 36.9% of our premium volume.

Due to the improved pricing environment and our continued focus on underwriting discipline, our underwriting results, excluding the effects of the terrorist attack of September 11th (event of September 11th) and the bankruptcy filing of Enron Corporation (Enron), have significantly improved. Our combined ratio including these events, was 115.4% for the year ended December 31, 2001, an increase of 4.6 percentage points over the 110.8% combined ratio for the year ended December 31, 2000. Excluding these events, our combined ratio, for the year ended December 31, 2001 improved by 7.7 percentage points to 103.1% from the 110.8% reported for the year ended December 31, 2000. This improvement is a direct result of our underwriting actions, including improvements in pricing as well as terms and conditions, and our opportunistic expansion into better performing lines of business. Included in our underwriting results is $95.0 million related to the event of September 11th, $15.0 million related to the bankruptcy filing of Enron, and $20.6 million related to major catastrophe losses during the year. Notable catastrophe losses include the St. Louis Ice Storm, Hurricane Juliette, and Typhoon Nari.

We, through a review of our reinsurance contracts, have evaluated and estimated our exposure arising from the event of September 11th. The estimate, included in our consolidated statements of operations for the year ended December 31, 2001, reflects a gross underwriting loss of $187.5 million, an increase of $15.8 million during the quarter ending December 31, 2001, and a net pre-tax underwriting loss of $95.0 million, an increase of $14.2 million during the quarter ending December 31, 2001, which is comprised of a reduction to net premiums written and earned of $10.3 million, an increase to net losses and loss adjustment expenses of $75.5 million, and an increase to acquisition costs and other underwriting expenses of $9.2 million. The net after tax loss, assuming a 35% tax benefit, is $61.8 million. Our estimate is based on the most recent information available; however, as additional information becomes available such estimate could be revised, potentially resulting in further adverse effects to us. Considerable time may elapse before the adequacy of our estimates can be determined. With respect to the ceded underwriting loss of $92.5 million, the reinsurance recoverable is with highly rated reinsurers and we do not foresee any potential credit risks.

Our results including and excluding the event of September 11th and Enron for the year ended December 31, 2001 are as follows (in thousands):

	Year Ended December 31, 2001 Including	Year Ended December 31, 2001 Excluding
Gross premiums written	$1,153,606	$1,135,106
Net premiums written	$ 984,650	$ 994,980
Net premiums earned	$ 900,537	$ 910,867
Losses and loss adjustment expenses	725,767	635,273
Acquisition costs and other underwriting expenses	313,119	303,878
Total underwriting deductions	1,038,886	939,151
Underwriting loss	$ (138,349)	$ (28,284)
UNDERWRITING RATIOS:		
Losses and loss adjustment expenses	80.6%	69.7%
Acquisition costs and other underwriting expenses	34.8	33.4
Combined ratio	115.4%	103.1%

We operate our business through three divisions, the Americas, EuroAsia and Newline Syndicate, which are based principally on geographic regions.

The Americas is our largest division, accounting for $841.2 million, or 72.9%, of our gross premiums written for the year ended December 31, 2001. The Americas division writes treaty, both casualty and property, and facultative casualty reinsurance in the United States and Canada, and treaty and facultative reinsurance in South America, as well as, to a limited extent, primary business in the United States through Hudson, our insurance subsidiary. The Americas division is comprised of four units, the United States, Canada, Latin America and the London branch for business incepting prior to 2001, and six offices, located in Stamford, New York City, Mexico City, Miami, Santiago and Toronto. Gross premiums written by the United States unit for the year ended December 31, 2001 were $728.1 million, an increase of $111.4 million, or 18.1%, compared to $616.7 million for the year ended December 31, 2000. Gross premiums written by the Latin American unit for the year ended December 31, 2001 were $72.3 million, an increase of $31.7 million, or 78.1%, compared to $40.6 million for the year ended December 31, 2000. The Canadian unit had gross written premiums of $16.4 million for the year ended December 31, 2001, an increase of $2.5 million, or 18.0%, compared to $13.9 million for the year ended December 31, 2000. The increases are due mainly to increased pricing both at the insurance and reinsurance levels. The London branch unit had gross premiums written of $24.4 million for the year ended December 31, 2001, a decrease of $58.4 million compared to $82.8 million for the year ended December 31, 2000. The London branch decrease is due to the re-alignment of our business across geographic regions. Business previously written by the London branch unit is being written through the Newline Syndicate division, effective July 2000, and through the EuroAsia division effective January 2001.

The EuroAsia division was formed in 2000 as part of the realignment of our business across geographic regions. EuroAsia operates out of six offices, with principal offices in Paris and Singapore.

For the year ended December 31, 2001, the EuroAsia division had gross premiums written of $180.5 million, or 15.7% of our gross premiums written, compared to $0.4 million for the year ended December 31, 2000. For the year ended December 31, 2001, our Paris office had gross premiums written of $109.6 million, our Singapore office had gross premiums written of $36.9

million and the London office had gross premiums written of $34.0 million. The EuroAsia division premiums are geographically dispersed mainly throughout the European Union, followed by Japan, Eastern Europe, the Pacific Rim, and the Middle East. The EuroAsia division has been successful in taking advantage of the international rate increases and creating new market opportunities.

The Newline Syndicate division is comprised of our Lloyd's of London business, in which we participate through our 100% ownership of Newline which in turn owns and manages Syndicate 1218. Our Lloyd's membership provides strong brand recognition, extensive broker and direct distribution channels and worldwide licensing, including the ability to write primary business on an excess and surplus basis in the United States. The Newline Syndicate writes reinsurance and insurance business worldwide through brokers, generating $131.9 million, or 11.4% of our gross premiums written for the year ended December 31, 2001. The increase in gross premium written of 22.4% compared to $107.8 million for the year ended December 31, 2000 was mainly in financial lines, international casualty, marine and aerospace.

The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the addition of loss and loss adjustment expenses incurred as a percent of net premiums earned plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percent of net premiums earned. The combined ratio reflects only underwriting results, and does not include income from investments. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio for the year ended December 31, 2001, which includes the effects of the event of September 11th and Enron, was 115.4%, up from 110.8% for the year ended December 31, 2000. Excluding the effects of the event of September 11th and Enron, the combined ratio for the year ended December 31, 2001 was 103.1%. The year ended December 31, 2001 was significantly impacted by the event of September 11th and Enron, as previously discussed, and the following items were affected as described below.

For the years ended December 31, 2001 and 2000, our gross premiums written were $1,153.6 million and $862.2 million, respectively. For the years ended December 31, 2001 and 2000, our net premiums written were $984.7 million and $701.3 million, respectively. For the year ended December 31, 2001, our net loss was $8.0 million, which includes a loss of $71.5 million related to the event of September 11th and Enron, compared to net income of $54.8 million for the year ended December 31, 2000. As of December 31, 2001, we had total assets of $4.6 billion and total stockholders' equity of $820.9 million.

Revenues

We derive our revenues from two principal sources: premiums from reinsurance assumed and insurance, net of premiums ceded (net premiums written); and income from investments. Net premiums written are earned (net premiums earned) as they are credited to revenue over the terms of the underlying contracts or certificates in force. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between proportional and excess of loss reinsurance.

Expenses

We determine our reserve for unpaid losses and loss adjustment expenses based on reports and individual case estimates received from ceding companies. We use generally accepted actuarial methodologies to determine a reserve for losses incurred but not reported ("IBNR") on the basis of our historical experience and other estimates. We review the reserves continually and changes in estimates are reflected in the operating results of the period in which they become known. Accordingly, losses and loss adjustment expenses are charged to income in the calendar year they are incurred.

Our reserves for losses and loss adjustment expenses are estimates of amounts required to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle these claims. Our reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices. However, the inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, we cannot be sure that our ultimate liability will not exceed amounts we have reserved.

Acquisition costs consist principally of commissions and brokerage expenses incurred on business written under reinsurance contracts or certificates and insurance policies. These costs are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on the underwriting profitability of the business produced. Deferred acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on our historical experience.

Other underwriting expenses consist of cost of operations associated with our underwriting activities. These expenses include compensation, rent, and all other general expenses allocated to our underwriting activity and exclude any investment or claims related expenses.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Gross Premiums Written. Gross premiums written for the year ended December 31, 2001 increased by $291.4 million, or 33.8%, to $1,153.6 million from $862.2 million for the year ended December 31, 2000. Excluding premium adjustments related to the effects of the event of September 11th, gross premiums written for the year ended December 31, 2001 were $1,135.1 million. The increase in premium volume is attributable to increases in the Americas division of $87.2 million, or 11.6 %, the Newline Syndicate of $24.1 million, or 22.4%, and the EuroAsia division of $180.1 million.

The increase in premiums in the Americas division is comprised of an increase in treaty property business of $67.5 million, an increase in general casualty business of $9.0 million, an increase in the Latin American unit business of $31.7 million, an increase in primary insurance activities of $28.3 million and a decrease in facultative business of $10.8 million. These increases are attributable to improved pricing in general and specifically to certain classes of business that were substantially affected by poor industry fundamentals during the past few years. Premiums decreased in the London branch business by $58.4 million due to the transfer of business into Newline and treaty casualty business by $15.2 million in classes where pricing has not yet improved to a level of adequate profitability. Gross premiums written of $7.4 million related to the event of September 11th are included in the Americas division for the year ended December 31, 2001.

The EuroAsia division's gross premiums written for the year ended December 31, 2001 were $180.5 million, compared to $0.4 million for the year ended December 31, 2000. This division was not active during the first nine months of 2000. Gross premiums written of $7.6 million related to the event of September 11th are included in the EuroAsia division for the year ended December 31, 2001.

The Newline Syndicate division's premium increase of $24.1 million is comprised of increases in marine and aerospace business of $13.6 million and international casualty business of $14.9 million, and financial lines of $17.1 million. These increases were partially offset by a decrease in the North American casualty business of $0.3 million and the North American Binding Authority and other lines of $21.2 million. Gross premiums written of $3.5 million related to the event of September 11th are included in the Newline Syndicate division for the year ended December 31, 2001.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2001 increased by $8.2 million, or 5.1%, to $169.0 million from $160.8 million for the year ended December 31, 2000. The increase in ceded premiums written was primarily attributable to $28.8 million of ceded premiums relating to the event of September 11th offset by higher amounts of premiums retained under our reinsurance contracts and reductions in amounts ceded to our aggregate excess of loss contracts.

Net Premiums Written. Net premiums written for the year ended December 31, 2001 increased by $283.4 million, or 40.4%, to $984.7 million from $701.3 million for the year ended December 31, 2000. Net premiums written represents gross premiums written less ceded premiums written and is directly influenced by the items described in the preceding sections. Net premiums written for the year ended December 31, 2001 have been decreased by $10.3 million related to the event of September 11th.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2001 increased by $218.7 million, or 32.1%, to $900.5 million from $681.8 million for the year ended December 31, 2000. This increase was a result of the factors listed above and reflects an increase in unearned premiums of $84.1 million for the year ended December 31, 2001, as compared to an increase in unearned premiums of $19.5 million for the year ended December 31, 2000. This increase in unearned premiums is associated with the increase in net premiums written. Net premiums earned have been reduced by $10.3 million related to the event of September 11th.

Net Investment Income. Net investment income for the year ended December 31, 2001 decreased by $12.0 million, or 9.5%, to $114.6 million from $126.6 million for the year ended December 31, 2000. As a result of the decline in interest rates during the past year combined with a decrease in investment income from affiliates and other interest bearing assets, the net investment yield decreased to 4.3% in 2001 compared to 4.6% in 2000 and accounted for most of the decline in investment income.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2001 decreased by $10.3 million to $13.3 million from $23.6 million for the year ended December 31, 2000. The decrease in net realized gains in 2001 was primarily related to modest gains in our equity portfolio of $3.9 million compared to $37.3 million of net realized gains on equity securities for the year ended December 31, 2000. We realized net gains on fixed income securities of $9.4 million for the year ended December 31, 2001, compared to a net realized loss of $11.7 million for the year ended December 31, 2000.

Other Income, Net. Other income, net is comprised of amortization of positive and negative goodwill and other income or expense items. The total of these items for the year ended December 31, 2001 was $0.8 million income as compared to $3.8 million income for the year ended December 31, 2000.

The major component of other income, net is the amortization of goodwill which consists of the negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period at $2.5 million per year.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2001 increased by $222.3 million, or 44.2%, to $725.8 million from $503.5 million for the year ended December 31, 2000. The loss and loss adjustment expense ratio for the year ended December 31, 2001 was 80.6% compared to 73.9% for the year ended December 31, 2000. Excluding the effects of the event of September 11th and Enron, losses and loss adjustment expenses for the year ended December 31, 2001 were $635.3 million compared to $503.5 million for the year ended December 31, 2000, an increase of $131.8 million, or 26.2%. Excluding the effects of the event of September 11th and Enron, which contributed $75.5 million and $15.0 million, respectively, the loss and loss adjustment expense ratio for the year ended December 31, 2001 was 69.7% compared to 73.9% for the year ended December 31, 2000. The improvement in the loss and loss adjustment expense ratio is the result of our underwriting initiatives and reinsurance price increases.

Acquisition Costs. The acquisition ratio, i.e. acquisition expenses expressed as a percent of earned premium, was 27.6% for the year ended December 31, 2001 compared to 29.1% for the year ended December 31, 2000. The 1.5% decrease is directly attributable to the increase in premiums while continuing to negotiate for lower commission and brokerage costs. Acquisition costs for the year ended December 31, 2001 increased by $49.8 million, or 25.1%, to $248.4 million from $198.6 million for the year ended December 31, 2000. Acquisition costs of $9.2 million related to the event of September 11th are included in the Americas division for the year ended December 31, 2001.

Other Underwriting Expenses. The other underwriting expense ratio, expressed as a percent of earned premiums, improved to 7.2% for the year ended December 31, 2001 compared to 7.8% for the year ended December 31, 2000. Other underwriting expenses for the year ended December 31, 2001 increased by $11.4 million, or 21.4%, to $64.7 million from $53.3 million for the year ended December 31, 2000.

The increase in other underwriting expenses for the year ended December 31, 2001 compared to the year ended December 31, 2000 is largely attributable to costs associated with the establishment of our EuroAsia division branches. In addition, we recognized $2.0 million of expenses for the year ended December 31, 2001 related to our restricted stock plan.

Interest Expense. The Company incurred interest expense of $5.9 million for the year ended December 31, 2001 related to the debt obligations issued in 2001.

Combined Ratio. Our combined ratio, which is the sum of the loss and loss adjustment expense ratio, the acquisition ratio and other underwriting expense ratio, increased from 110.8% for the year ended December 31, 2000 to 115.4% for the year ended December 31, 2001. Excluding the effects of the event of September 11th and Enron, our combined ratio improved to 103.1% for the year ended December 31, 2001 from 110.8% for the year ended December 31, 2000. This improvement was due to the underwriting actions described above.

Federal and Foreign Income Tax Provision. The federal and foreign income tax provision for the year ended December 31, 2001 decreased by $33.5 million to a tax benefit of $7.7 million as compared to a tax provision of $25.8 million for the year ended December 31, 2000. The tax benefit is due to the recognition of our estimated losses due to the event of September 11th and Enron.

Excluding the effects of the event of September 11th and Enron, the federal and foreign income tax provision for the year ended December 31, 2001 would have increased by $5.1 million to $30.9 million compared to $25.8 million for the year ended December 31, 2000.

Net Income. Net income for the year ended December 31, 2001 decreased by $62.8 million, or 114.6%, to a net loss of $8.0 million from a net income of $54.8 million for the year ended December 31, 2000. Excluding the effects of the event of September 11th and Enron, net income for the year ended December 31, 2001 increased by $8.8 million, or 16.1%, to $63.6 million from $54.8 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Gross Premiums Written. Gross premiums written for the year ended December 31, 2000 increased by $207.7 million, or 31.7%, to $862.2 million from $654.5 million for the year ended December 31, 1999. The increase was due to the inclusion in 2000 of premiums written for the full year by Odyssey America compared to the inclusion in 1999 of premiums written from the date of April 13, 1999, the date it was acquired by Fairfax, to year end. The increase in premium volume is attributable to increases in the Americas division of $141.7 million, or 23.1%, and the Newline Syndicate division of $65.6 million, or 155.1%.

The increase in premiums in the Americas division is comprised of the inclusion of $13.9 million Canadian branch business in 2000, an increase in the Latin American unit business of $24.2 million, which commenced full-time operations upon completing the start-up of its business in 1999, and an increase in primary insurance activities of $14.2 million. The remaining increase of $89.4 million in the Americas division is comprised of increases in its treaty business of $133.3 million, primarily specialty casualty, offset by decreases in its facultative casualty business of $44.0 million.

The Newline Syndicate division's premium volume increase of $65.6 million is comprised of increases in marine and aerospace of $4.6 million and international casualty business of $4.8 million, both categories previously written by the London Branch, as well as major increases in North American casualty business of $30.4 million and financial lines of $20.6 million and $5.2 million in miscellaneous lines.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2000 increased by $8.9 million, or 5.9%, to $160.8 million from $151.9 million for the year ended December 31, 1999. The increase in ceded premiums written was primarily due to the increased costs of our existing reinsurance program, and the increase in our gross volume.

Net Premiums Written. Net premiums written for the year ended December 31, 2000 increased by $198.7 million, or 39.5%, to $701.3 million from $502.6 million for the year ended December 31, 1999. Net premiums written represents gross premiums written less ceded premiums written.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2000 increased by $173.4 million, or 34.1%, to $681.8 million from $508.4 million for the year ended December 31, 1999. This increase was a result of the factors listed above, and reflects an increase in unearned premiums of $19.5 million for the year ended December 31, 2000, as compared to a decrease in unearned premiums of $5.8 million for the year ended December 31, 1999. This increase in unearned premiums is associated with the increase in net premiums written.

Net Investment Income. Net investment income for the year ended December 31, 2000 increased by $5.4 million, or 4.5%, to $126.6 million from $121.2 million for the year ended December 31, 1999. Net investment yield was 5.0% in 1999 compared to 4.6% in 2000.

The increase in investment income before expenses is principally from interest on our fixed income securities of $7.7 million, short term investments of $4.4 million, and increase in other invested assets of $6.3 million, offset by the decrease in dividends on our equity securities of $5.3 million.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2000 increased by $18.8 million to $23.6 million from $4.8 million for the year ended December 31, 1999. The increase in net realized gains in 2000 was primarily from our equity portfolio, which generated net gains of $37.3 million offset by net realized losses on fixed income securities and other investments. Included in investment gains for the years ended December 31, 2000 and December 31, 1999 is $11.4 million and $2.1 million, respectively, of realized losses on the other than temporary write-down of certain fixed income and equity securities.

During the fourth quarter of 2000, as of result of a downgrade of two fixed income securities, we decided to write down the value of such securities resulting in a realized loss of $11.4 million during 2000. During 1999, as a result of the fair value of two equity securities being significantly below cost for a continued period, the cost of such securities was written down to fair value resulting in a realized loss of $2.1 million during 1999.

Other Income, Net. Other income, net is comprised of amortization of positive and negative goodwill and other income or expense items. The total of these items for the year ended December 31, 2000 was income of $3.8 million as compared to income of $11.6 million for the year ended December 31, 1999.

The major component of other income, net is the amortization of goodwill which consists of the negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period of $2.5 million in 2000, and $1.8 million in 1999, representing the period from the date of acquisition.

The negative goodwill resulting from the acquisition of ORC was primarily related to ORC's competitive positioning in the reinsurance market. ORC's future as part of its former parent's group had been in doubt for several years prior to its acquisition by Fairfax. Its position in the market had declined significantly including a substantial reduction in the business written. The negative goodwill reflects these factors and the significant investment of management time and systems changes required to strategically reposition ORC in the reinsurance market, the need to build a separate brand name and franchise value as OdysseyRe and the uncertainty of success in these efforts.

Losses and Loss Adjustment Expenses. Losses and LAE for the year ended December 31, 2000 increased by $119.6 million, or 31.2%, to $503.5 million from $383.9 million for the year ended December 31, 1999. The loss and LAE ratio for the year ended December 31, 2000 was 73.9% compared to 75.5% for the year ended December 31, 1999.

The decrease in the loss and LAE ratio in 2000, 73.9%, compared to 75.5% for 1999, is the result of a decrease in the loss and LAE ratio for the Americas division from 76.4% in 1999 to 72.6% in 2000, a decrease of 3.8 percentage points. This was offset by the increase in the loss and LAE ratio for the Newline Syndicate division of 83.7% in 2000 compared to 63.8% in 1999.

The loss and LAE ratio for the year ended December 31, 2000 was impacted by incidental catastrophe losses of $6.9 million, contributing approximately 1.0% to the loss and LAE ratio. In addition, losses and LAE incurred were impacted by $7.3 million, or 1.1%, to the loss and LAE ratio associated with reserve strengthening on the discontinued book of business written by the Newline Syndicate division. Losses and LAE incurred for the year ended December 31, 1999 include $23.9 million for catastrophes, which contributed 4.7% to the loss and LAE ratio for the year ended December 31, 1999.

Acquisition Costs. Acquisition costs for the year ended December 31, 2000 increased by $61.8 million, or 45.2%, to $198.6 million from $136.7 million for the year ended December 31, 1999. The resulting acquisition ratio, acquisition expenses expressed as a percent of earned premium, was 29.1% for the year ended December 31, 2000 compared to 26.9% for the year ended December 31, 1999. The increase in acquisition costs in 2000 compared to 1999 reflects the inclusion of Odyssey America business for the full year of 2000 and increased volume activity for the Newline Syndicate division, as compared to the inclusion of Odyssey America business in 1999 since the date it was acquired. The increase in the acquisition ratio in 2000 compared to 1999 is the result of an increase in 2000 compared to 1999 in the amount of proportional treaty and facultative business with ceding commissions relative to the business without ceding commissions.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2000 increased by $7.5 million, or 16.3%, to $53.3 million from $45.8 million for the year ended December 31, 1999. The other underwriting expense ratio, expressed as a percent of premiums earned, was 7.8% for 2000 compared to 9.0% for 1999.

The increase in other underwriting expenses for 2000 compared to 1999 is attributable to the inclusion of Odyssey America for the full year of 2000 compared to the inclusion of Odyssey America in 1999 from its acquisition date of April 1999. The reduction in the expense ratio between 2000 and 1999 is primarily the result of the increase in net earned premium in 2000 compared to 1999.

Federal and Foreign Income Tax Provision. Federal and foreign income tax provision for the year ended December 31, 2000 increased by $2.3 million, or 9.6%, to $25.8 million from $23.5 million for the year ended December 31, 1999.

The effective tax rates for the years ended December 31, 2000 and 1999 were 32.0% and 29.6%, respectively. The increase in the effective tax rate was due to the decrease in the dividend received deduction and tax exempt income in 2000 compared to 1999.

Net Income. Net income for the year ended December 31, 2000 decreased by $1.2 million, or 2.2%, to $54.8 million from $56.0 million for the year ended December 31, 1999.

Liquidity

In connection with the acquisition of Odyssey America and its subsidiaries, we issued a $200.0 million term note to a subsidiary of Fairfax. We have paid interest on the term note at a rate of 225 basis points over the three month London Interbank Offered Rate (LIBOR). Under the terms of the term note, we have the right to prepay all or part of the principal amount outstanding under the term note at anytime without bonus or penalty. We have partially prepaid the principal amount outstanding under the term note and as of December 31, 2001, the principal amount outstanding was $50.0 million.

We have also issued $100.0 million aggregate principal amount of senior notes pursuant to a private placement with a fixed interest rate of 7.49%. Interest payments are due semi-annually on May 31st and November 30th starting in 2002. Immediately following the issuance of these 7.49% senior notes, we entered into an interest rate swap agreement with Bank of America N.A. This transaction has enabled us to convert the fixed 7.49% interest rate obligation to a variable interest rate of LIBOR plus 263 basis points. The proceeds from the sale of the senior notes was used to prepay part of the principal amount outstanding under the $200.0 million term note.

In addition, we entered into a $50.0 million credit agreement with Bank of America, N.A. and J.P. Morgan Chase Bank on December 31, 2001. The entire $50.0 million in proceeds was used to prepay part of the principal amount outstanding under the $200.0 million term note. The agreement has been amended as of January 31, 2002. The entire principal amount outstanding under the credit agreement is due January 31, 2005.

Pursuant to a postponement agreement, principal payments related to the term note will not commence prior to payment of all amounts owing under the credit agreement. We currently anticipate that the outstanding principal amount of $50.0 million related to the term note will be paid in 2005.

In connection with the business of our Newline Syndicate division, we executed a secured letter of credit in favor of Lloyd's, as is customary for operations in the Lloyd's market. At December 31, 2001, the letter of credit was valued at 57.5 million British sterling pounds, or $83.7 million, and was secured by a pledge of $94.6 million of our investment securities.

On September 28, 2001, our Board of Directors declared a quarterly cash dividend of $0.025 per share. The total dividend of approximately $1.6 million was paid on October 30, 2001 to all shareholders of record as of October 15, 2001. On February 14, 2002, our Board of Directors declared a quarterly cash dividend of $0.025 per share payable on or before March 29, 2002, to all stockholders of record as of March 15, 2002.

Credit Ratings

Rating agencies assess the claims-paying ability of reinsurers and their ratings represent independent opinions of financial strength and ability to meet policyholder obligations. These ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, the rating of a company purchasing reinsurance may be adversely affected by an unfavorable rating of its reinsurer. A reduction in our financial strength ratings could limit or prevent us from writing new reinsurance or insurance policies. Our credit ratings as of December 31, 2001 were: A.M. Best Company, Inc.: A; and Standard & Poor's Rating services: A-.

Cash Flow and Investments

Cash flows from operating activities principally result from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting and investment expenses. Cash used in operations was $49.4 million for the year ended December 31, 2001 and $113.6 million for the year ended December 31, 2000 primarily due to payment during the respective periods of losses incurred by Odyssey America and its subsidiaries.

Cash used in operations for underwriting activity decreased for the year ended December 31, 2001 as compared to the year ended December 31, 2000 principally for the payment of losses which exceeded premium collections in both periods. This is a direct result of our underwriting actions in previous years which reduced premium volume. However, cash flow in the fourth quarter of 2001 was positive and despite the substantial improvements in our combined ratio, excluding the effects of the event of September 11th and Enron, we are still in a transition period until current underwriting year cash flows exceed the effects of prior years.

Total cash proceeds from investing activities for the year ended December 31, 2001 were $229.1 million compared to $218.8 million from investment activities for the year ended December 31, 2000. The increase in cash proceeds from investing activities is mainly due to a change in the mix of short-term investments and cash and cash equivalents. Net proceeds to OdysseyRe related to the initial public offering were $51.3 million for the year ended December 31, 2001. Cash and cash equivalents were $375.1 million and $154.5 million, at December 31, 2001 and 2000, respectively. Cash and short-term investments are maintained for liquidity purposes and represented 14.8% and 13.3% at December 31, 2001 and December 31, 2000, respectively, of total financial statement investments and cash on such dates. Total fixed income securities were $2.0 billion as of December 31, 2001. Total investments, cash and cash equivalents amounted to $2.7 billion as of December 31, 2001. The fixed income securities portfolio has a weighted average of AA, security rating as measured by S&P.

Stockholders' Equity

Stockholders' equity decreased by $137.0 million, or 14.3%, to $820.9 million as at December 31, 2001 from $957.9 million as of December 31, 2000, mainly as a result of the re-capitalization of OdysseyRe at the time of the initial public offering in June 2001. The decrease was attributable to the issuance of $200.0 million of debt, an $11.8 million decrease resulting from a higher unrealized loss on foreign exchange, net of deferred income taxes and a net loss of $8.0 million for the year ended December 31, 2001, which includes a loss of $71.8 million related to the event of September 11th and Enron. The decrease is partially offset by an increase of $16.8 million in unrealized appreciation, net of deferred income taxes, in our investment portfolio, and the net proceeds from the initial public offering of $51.3 million.

Market Sensitive Instruments

The term market risk refers to the risk of loss arising from adverse changes in market rates and prices.

We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk.

All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale. As of December 31, 2001, our $2.7 billion investment portfolio is comprised of $2.0 billion of fixed income securities that are subject primarily to interest rate risk and credit risk.

Interest Rate Risk

Our fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as of December 31, 2001 and December 31, 2000, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed on each security individually.

	As of December 31, 2001			As of December 31, 2000		
Percent Change in Interest Rates	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical Portfolio
			(dollars in millions)			
200 basis point rise	$1,812.8	$(216.0)	(10.6)%	$1,889.9	$(229.3)	(10.8)%
100 basis point rise	1,907.1	(121.7)	(6.0)	1,998.9	(120.3)	(5.7)
Base Scenario	2,028.8	-	-	2,119.2	-	-
100 basis point decline	2,221.4	192.6	9.5	2,320.4	201.2	9.5
200 basis point decline	2,460.5	431.7	21.3	2,573.1	453.9	21.4

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 50% and 47% of the fair market value of the total fixed income portfolio as of December 31, 2001 and December 31, 2000, respectively. The asymmetric market value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and no change in individual issuer credit spreads.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

At December 31, 2001 and December 31, 2000, 97.1% and 98.4%, respectively, of our fixed income securities portfolio consisted of securities rated investment grade, with 2.9% and 1.6%, respectively, rated below investment grade.

We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level.

Equity Price Risk

As of December 31, 2001 and December 31, 2000, 7.2% and 5.2%, respectively, of our investment portfolio, including cash and cash equivalents, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 5.3% and 3.4% on December 31, 2001 and 2000, respectively of our investment portfolio, including cash and cash equivalents, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a total $14.1 million at December 31, 2001 and $8.9 million at December 31, 2000 decline in the fair value of the total investment portfolio.

Foreign Currency Risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign (non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2001 and December 31, 2000, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $268.0 million and $160.0 million, respectively, or 10.1% and 6.1%, respectively, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 7.0% and 5.8% as of December 31, 2001 and December 31, 2000, respectively, of our investment portfolio, including cash and cash equivalents. As of December 31, 2001, the potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total $27.0 million dollar decline in the fair value of the total investment portfolio.

Included above in securities denominated in foreign currencies are Japanese yen denominated securities, which at December 31, 2001 had a U.S. dollar equivalent market value of $23.2 million. We have entered into Japanese yen forward sale contracts to hedge against a fall in value of the Japanese yen denominated securities versus the U.S. dollar. The Japanese yen forward contracts are for an aggregate amount of 1.7 billion Japanese yen at an average forward rate of 114.1 yen or a U.S. dollar equivalent amount of $15.3 million.

Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets". SFAS 142 establishes new accounting and reporting standards for acquired goodwill and other intangible assets. It requires that an entity determine if the goodwill or other intangible asset has an indefinite or a finite useful life. Those with indefinite useful lives will not be subject to amortization and must be tested annually for impairment. In addition, in June 2001, the FASB issued SFAS 141, "Business Combinations" which requires full amortization of negative goodwill at the time the pronouncement is implemented. These statements are effective for all fiscal quarters of all fiscal years beginning after December 15, 2001. Management has determined that the goodwill of $18.3 million reflected in other assets as of December 31, 2001 has an indefinite life and is not impaired; accordingly, we will not amortize our goodwill during 2002. We have negative goodwill of $36.9 million reflected in other liabilities as of December 31, 2001, which will fully amortize at the beginning of 2002, resulting in a corresponding increase of $36.9 million to our stockholders' equity.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Odyssey Re Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Odyssey Re Holdings Corp. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
January 28, 2002

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2001	2000
ASSETS		
Investments and cash:		
Fixed income securities, at fair value (amortized cost $2,030,561 and $2,155,361, respectively)	$2,028,758	$2,119,226
Equity securities:		
Common stocks, unaffiliated, at fair value (cost $77,416 and $49,558, respectively)	71,578	54,527
Common stocks, affiliated, at equity (cost $117,535 and $81,831, respectively)	119,490	83,338
Short-term investments, at cost which approximates fair value	19,648	196,562
Other invested assets (cost $48,013 and $35,309, respectively)	45,160	33,435
Cash and cash equivalents	375,142	154,527
Total investments and cash	2,659,776	2,641,615
Investment income due and accrued	27,466	28,436
Reinsurance balances receivable	358,203	287,587
Reinsurance recoverable on loss payments	52,812	40,973
Reinsurance recoverable on unpaid losses	1,045,791	899,629
Prepaid reinsurance premiums	35,466	31,488
Funds held by ceding insurers	75,186	46,324
Deferred acquisition costs	79,560	59,948
Current federal and foreign income taxes	12,103	12,999
Deferred federal and foreign income taxes	204,455	173,619
Other assets	97,473	31,485
Total assets	$4,648,291	$4,254,103
LIABILITIES		
Unpaid losses and loss adjustment expenses	$2,720,220	$2,566,396
Unearned premiums	338,370	251,031
Debt obligations	200,000	-
Reinsurance balances payable	126,874	61,520
Funds held under reinsurance contracts	348,038	319,249
Other liabilities	93,917	98,032
Total liabilities	3,827,419	3,296,228
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value; 500,000,000 shares authorized; 65,142,857 and 48,000,000 shares issued and outstanding, respectively	651	480
Preferred stock, 200,000,000 shares authorized; 0 shares issued and outstanding	-	-
Additional paid-in capital	793,334	920,220
Treasury stock	-	-
Unearned compensation	(5,704)	-
Accumulated other comprehensive loss, net of deferred income taxes	(12,985)	(17,990)
Retained earnings	45,576	55,165
Total stockholders' equity	820,872	957,875
Total liabilities and stockholders' equity	$4,648,291	$4,254,103

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2001	2000	1999
REVENUES			
Gross premiums written	$ 1,153,606	$ 862,166	$ 654,518
Ceded premiums written	168,956	160,832	151,896
Net premiums written	984,650	701,334	502,622
(Increase) decrease in unearned premiums	(84,113)	(19,503)	5,786
Net premiums earned	900,537	681,831	508,408
Net investment income	114,600	126,593	121,169
Net realized investment gains	13,313	23,611	4,783
Other income, net	755	3,839	11,586
Total revenues	1,029,205	835,874	645,946
EXPENSES			
Losses and loss adjustment expenses	725,767	503,464	383,883
Acquisition costs	248,425	198,570	136,731
Other underwriting expenses	64,694	53,254	45,772
Interest expense	5,938	-	-
Total expenses	1,044,824	755,288	566,386
(Loss) income before income taxes	(15,619)	80,586	79,560
Federal and foreign income tax provision (benefit):			
Current	5,523	22,587	(2,883)
Deferred	(13,181)	3,208	26,409
Total federal and foreign income tax (benefit) provision	(7,658)	25,795	23,526
NET (LOSS) INCOME	$ (7,961)	$ 54,791	$ 56,034
BASIC			
Average shares outstanding	57,018,497	48,000,000	40,162,192
Basic (loss) earnings per share	$ (0.14)	$ 1.14	$ 1.40
DILUTED			
Average shares outstanding	57,018,497	48,000,000	40,162,192
Diluted (loss) earnings per share	$ (0.14)	$ 1.14	$ 1.40
COMPREHENSIVE INCOME (LOSS)			
Net (loss) income	$ (7,961)	$ 54,791	$ 56,034
Other comprehensive income (loss), net of tax	5,005	135,878	(163,097)
Comprehensive (loss) income	$ (2,956)	$ 190,669	$ (107,063)

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2001	2000	1999
COMMON STOCK			
Balance, beginning of year	$ 480	$ 480	$ 384
Proceeds from initial public offering	171	-	-
Other	-	-	96
Balance, end of year	651	480	480
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	920,220	874,350	227,538
Net effect of initial public offering	(126,886)	-	-
Acquisition of Odyssey America	-	-	645,656
Capital contribution	-	45,870	-
Other	-	-	1,156
Balance, end of year	793,334	920,220	874,350
TREASURY STOCK			
Balance, beginning of year	-	-	-
Purchases during the year	7,708	-	-
Reissuance	(7,708)	-	-
Balance, end of year	-	-	-
UNEARNED COMPENSATION			
Balance, beginning of year	-	-	-
Issuance of restricted stock	(7,708)	-	-
Amortization during the year	2,004	-	-
Balance, end of year	(5,704)	-	-
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF DEFERRED INCOME TAXES			
Balance, beginning of year	(17,990)	(153,868)	9,229
Net increase (decrease) during the year	5,005	135,878	(163,097)
Balance, end of year	(12,985)	(17,990)	(153,868)
RETAINED EARNINGS			
Balance, beginning of year	55,165	85,374	147,640
Net (loss) income	(7,961)	54,791	56,034
Dividends to stockholders	(1,628)	(85,000)	(118,300)
Balance, end of year	45,576	55,165	85,374
TOTAL STOCKHOLDERS' EQUITY	$ 820,872	$ 957,875	$ 806,336
COMMON SHARES (SHARES OUTSTANDING)			
Balance, beginning of year	48,000,000	48,000,000	38,400,000
Issued during period	17,142,857	-	9,600,000
Balance, end of year	65,142,857	48,000,000	48,000,000

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,
(IN THOUSANDS)

	2001	2000	1999
OPERATING ACTIVITIES			
Net (loss) income	$ (7,961)	$ 54,791	$ 56,034
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Reinsurance balances and funds held, net	(17,174)	(39,808)	37,215
Unearned premiums	83,362	22,444	(871)
Unpaid losses and loss adjustment expenses	7,661	(164,760)	(228,936)
Federal and foreign income taxes	(12,286)	35,166	16,914
Other assets and liabilities, net	(70,703)	11,259	26,700
Deferred acquisition costs	(19,612)	(3,267)	(2,146)
Net realized investment gains	(13,313)	(23,611)	(4,783)
Amortization of restricted stock	2,004	-	-
Bond premium amortization, net	(1,370)	(5,767)	(9,797)
Net cash used in operating activities	(49,392)	(113,553)	(109,670)
INVESTING ACTIVITIES			
Maturities of fixed income securities	1,008	23,885	42,016
Sales of fixed income securities	424,597	645,946	1,354,852
Purchases of fixed income securities	(300,715)	(482,599)	(997,847)
Sales of equity securities	22,475	178,489	17,624
Purchases of equity securities	(83,042)	(17,681)	(148,849)
Purchases of other invested assets	(12,179)	(3,727)	-
Decrease (increase) in short-term investments	176,914	(125,563)	23,933
Odyssey America cash and cash equivalents acquired	-	-	13,927
Net cash provided by investing activities	229,058	218,750	305,656
FINANCING ACTIVITIES			
Net proceeds from public offering	51,285	-	-
Additional borrowings	150,000	-	-
Repayments of principal	(150,000)	-	-
Loan receivable	(1,000)	-	-
Purchase of treasury stock	(7,708)	-	-
Dividends	(1,628)	(85,000)	(118,300)
Net cash provided by (used in) financing activities	40,949	(85,000)	(118,300)
Increase in cash and cash equivalents	220,615	20,197	77,686
Cash and cash equivalents, beginning of year	154,527	134,330	56,644
Cash and cash equivalents, end of year	$375,142	$154,527	$134,330
Supplemental disclosures:			
Capital contribution	$ -	$ 45,870	$ -

On April 13, 1999, Fairfax purchased all of the capital stock of Odyssey America. In conjunction with the acquisition, the fair value of assets acquired was $2.6 billion and liabilities was $2.0 billion. This acquisition had no effect on the cash flow of the Company. Refer to note 5 of the notes to the consolidated financial statements. The Company issued $200.0 million in debt obligations in June 2001 in connection with the offering.

See accompanying notes.

1. ORGANIZATION AND BASIS OF PRESENTATION

Odyssey Re Holdings Corp. (the "Company" or "OdysseyRe") is a Delaware domiciled company which was incorporated on March 21, 2001 to serve as the holding company for its wholly-owned subsidiary Odyssey America Reinsurance Corporation ("Odyssey America") and Odyssey America's subsidiaries, Odyssey Reinsurance Corporation ("ORC"), TIG Re UK Holdings Corporation ("UK Holdings"), Newline Underwriting Management Limited ("Newline") and Hudson Insurance Company ("Hudson").

On June 19, 2001, the Company sold 17,142,857 shares of its common stock (26% of the total shares of common stock outstanding as of December 31, 2001) in an initial public offering (the "offering"). In connection with the offering, all the outstanding shares of Odyssey America were acquired by the Company from subsidiaries of Fairfax Financial Holdings Limited ("Fairfax"), the Company's ultimate majority shareholder, for aggregate consideration of $988.8 million, consisting of $233.6 million in cash, $200.0 million in a term note and 48 million shares of the Company's common stock. This acquisition has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of Odyssey America and its subsidiaries have become the Company's historical financial information and the financial statements as of December 31, 2000 have been restated to reflect the re-capitalization as though it occurred at the beginning of the period. The Company retained $51.3 million of the net proceeds from the offering. In connection with the offering, the Company granted restricted shares of its stock and stock options to various executives and employees, as further described in note 11.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.

On September 28, 2001, the Company's Board of Directors declared a quarterly cash dividend of $0.025 per share. The total dividend of approximately $1.6 million was paid on October 30, 2001 to all shareholders of record as of October 15, 2001. On February 14, 2002, the Company's Board of Directors declared a quarterly cash dividend of $0.025 per share payable on or before March 29, 2002, to all stockholders of record as of March 15, 2002.

2. SIGNIFICANT EVENTS

The Company, through a review of its reinsurance contracts, has evaluated and estimated its exposure arising from the terrorist attack of September 11, 2001 ("event of September 11th"). The estimate included in the Company's consolidated statements of operations for the year ended December 31, 2001 reflects a gross underwriting loss of $187.5 million and a net pre-tax underwriting loss of $95.0 million which is comprised of a reduction to net premiums written and earned of $10.3 million, an increase to losses and loss adjustment expenses of $75.5 million and an increase to acquisition costs of $9.2 million. The after tax loss, assuming a 35% tax rate, is $61.8 million. The Company's estimate is based on the most recent information available; however, as additional information becomes available such estimate could be revised, potentially resulting in further adverse effects to the Company. Considerable time may elapse before the adequacy of the Company's estimates can be determined. With respect to the ceded underwriting loss of $92.5 million, the reinsurance recoverable is with highly rated reinsurers and the Company does not foresee any potential credit risks.

The Company estimated a $15.0 million gross and net loss and loss adjustment expense incurred in relation to its exposure to the bankruptcy filing of Enron Corporation. The after-tax loss, assuming a 35% tax rate, is $9.8 million.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company are summarized below:

(a) All of the Company's fixed income securities, which include bonds and notes; and equity securities, which include common stocks, are categorized as "available for sale", and are recorded at their fair value based on quoted market prices. Unrealized appreciation or depreciation of the Company's fixed income and equity securities, net of applicable deferred income taxes, is included in accumulated other comprehensive income. Unrealized losses which are deemed other than temporary are charged to operations. Short-term investments are carried at cost, which approximates fair value.

Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

Other invested assets include limited partnerships which are accounted for under the equity method for investments in which the Company owns greater than 3%; otherwise the cost method is used. Other invested assets also include benefit plan trust accounts which are carried at fair value.

Common stocks of affiliates are accounted for under the equity method.

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(b) Premiums are earned (net of reinsurance ceded) over the terms of the related insurance policies and reinsurance contracts or certificates. Unearned premium reserves are established for the unexpired portion of insurance policies and reinsurance contracts or certificates. Such unearned premium reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premium estimates are based on statistical and other data with subsequent adjustments recorded in the period they become known. Premium adjustments on deposit contracts and audit premiums are accrued on an estimated basis throughout the contract or policy term. Prepaid reinsurance premiums are reported as assets.

(c) Acquisition costs (net of acquisition costs ceded), consisting principally of commissions and brokerage expenses incurred on business written under insurance policies and reinsurance contracts or certificates, are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on premiums and losses recorded by the Company. Deferred acquisition costs are limited to their estimated realizable value which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on historical experience. Realizability is determined without consideration of investment income.

(d) The net assets acquired in excess of purchase price (ORC) and the purchase price in excess of net assets acquired (Odyssey America) are each amortized on a straight line basis over 10 years.

(e) The reserve for unpaid losses and loss adjustment expenses is based on reports and individual case estimates received from ceding companies. Generally accepted actuarial methodologies are utilized to determine a reserve for losses incurred but not reported on the basis of historical experience and other estimates. The reserves are reviewed continually during the year and changes in estimates are reflected in operating results currently. Accordingly, losses and loss adjustment expenses are charged to income as incurred. Reinsurance recoverables on unpaid losses and loss adjustment expenses are reported as assets. The Company uses tabular reserving for workers' compensation liabilities that are considered fixed and determinable and discounts such reserves using an interest rate of 3.5% and standard mortality assumptions.

The reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. The Company's reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices and management believes that such reserves are adequate. The inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, there can be no assurance that the ultimate liability will not exceed amounts reserved with a resulting adverse effect on the Company.

(f) Effective June 19, 2001, the date of the offering, the Company, and its United States subsidiaries, will file a consolidated tax return. Prior to the offering, the Company, and its United States subsidiaries, were included in the federal income tax return as part of a consolidated tax group with Fairfax Inc., an affiliate, and its other eligible subsidiaries. The federal income tax provision was allocated to each of the companies in the consolidated group, pursuant to a written agreement, on the basis of each company's separate return taxable income.

Deferred federal income taxes are provided for temporary differences between the financial statement and tax bases assets and liabilities. Such differences relate principally to deferred acquisition costs, unearned premiums and unpaid losses and loss adjustment expenses.

(g) Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative instruments be recognized as either assets or liabilities on the balance sheet and measured at their fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative is used and whether it qualifies for hedge accounting. The implementation of this standard has not had a material effect on the financial position or results of operation or cash flow of the Company.

(h) The Company has identified its operating segments to reflect the way that management monitors and evaluates the Company's financial performance. The Company operates in three segments: Americas, EuroAsia and Newline. The presentation of segments for 2001, 2000 and 1999 is reflected in note 19.

(i) The Company translates the financial statements of Newline to United States dollars by translating balance sheet accounts at the balance sheet date exchange rate and income statement accounts at the average exchange rate for the year. Translation gains or losses are recorded, net of deferred income taxes, as a component of comprehensive income.

(j) Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding, excluding those non-vested shares granted under the OdysseyRe Restricted Share Plan. Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding, inclusive of those vested and non-vested shares granted under the OdysseyRe Restricted Share Plan and stock options that would be assumed to be exercised on the balance sheet date. Such restricted shares and stock options are not included in the calculation of diluted earnings per share, if the effect would be anti-dilutive.

(k) Payments of claims made by the Company as a reinsurer to the broker due to a reinsured company are recorded on the Company's books as a paid loss at the time the cash is disbursed. The payment is treated as a paid claim to the reinsured. Premiums due the Company from the reinsured are recorded as receivables from the reinsured until the cash is received by the Company either directly from the reinsured or from the broker.

(l) Funds held under reinsurance treaties is an account used to record a liability arising from the Company's receipt of a deposit from a reinsurer or withholding of a portion of the premiums due as a guarantee that a reinsurer will meet its loss and other obligations. Interest generally accrues on withheld funds in accordance with contract terms.

4. NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 establishes new accounting and reporting standards for acquired goodwill and other intangible assets. It requires that an entity determine if the goodwill or other intangible asset has an indefinite or a finite useful life. Those with indefinite useful lives will not be subject to amortization and must be tested annually for impairment. In addition, in June 2001, the FASB issued SFAS 141, "Business Combinations" which requires full amortization of negative goodwill at the time the pronouncement is implemented. These statements are effective for all fiscal quarters of all fiscal years beginning after December 15, 2001. Management has determined that the goodwill of $18.3 million reflected in other assets as of December 31, 2001 has an indefinite life and is not impaired; accordingly, the Company will not amortize its goodwill during 2002. The Company has negative goodwill of $36.9 million reflected in other liabilities as of December 31, 2001, which will fully amortize at the beginning of 2002, resulting in a corresponding increase of $36.9 million to the Company's stockholders' equity.

5. ACQUISITION OF ODYSSEY AMERICA AND ORC

On May 31, 1996, Fairfax acquired all of the common stock of ORC and its wholly-owned subsidiary for $227.9 million. The acquisition was accounted for as a purchase, and on May 31, 1996, ORC had $2,168.9 million of assets and $1,857.4 million of liabilities resulting in net assets acquired in excess of purchase price (negative goodwill) of $83.6 million at the date of acquisition. Included in other liabilities in the consolidated balance sheets is the unamortized balance of net assets acquired in excess of purchase price of $36.9 million and $45.2 million at December 31, 2001 and 2000, respectively, related to this acquisition. Amortization of net assets acquired in excess of purchase price of $8.3 million is included in other income, net for the years ended December 31, 2001, 2000 and 1999.

On April 13, 1999, Fairfax acquired all of the common stock of Odyssey America (formerly TIG Reinsurance Company) and its wholly-owned subsidiaries, UK Holdings and Newline for $646.9 million. This acquisition was accounted for as a purchase. The purchase price has been allocated to assets acquired ($2,640.9 million) and liabilities assumed ($2,019.2 million) based on estimated fair market value at the date of acquisition with the balance of $25.2 million recorded as goodwill which is being amortized over 10 years on a straight-line basis. Purchase price in excess of net assets acquired of $18.3 million and $20.9 million at December 31, 2001 and 2000, respectively, is reflected in other assets in the consolidated balance sheets. Amortization of purchase price in excess of net assets acquired of $2.6 million for each of the years ended December 31, 2001 and 2000, is included in other income, net in the consolidated statements of operations. The operating results of Odyssey America, UK Holdings and Newline have been included in the consolidated statements of operations from the date of acquisition.

6. INVESTMENTS

The composition of the fixed income securities, unaffiliated common stocks and short-term investments, which are carried at fair value, as of December 31, 2001 follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$1,000,100	$30,445	$11,481	$1,019,064
States, municipalities and political subdivisions	3,293	44	140	3,197
Foreign governments	110,890	1,897	699	112,088
Public utilities	388,154	1,227	13,794	375,587
All other corporate	528,124	14,994	24,296	518,822
Total fixed income securities	2,030,561	48,607	50,410	2,028,758
Equity securities:				
Common stocks				
Banks, trusts and insurance companies	60,099	10,079	14,631	55,547
Industrial, miscellaneous and all other	17,317	172	1,458	16,031
Total common stocks, unaffiliated	77,416	10,251	16,089	71,578
Short-term investments:				
United States government	14,779	-	-	14,779
All other	4,869	-	-	4,869
Total short-term investments	19,648	-	-	19,648
Total	$2,127,625	$58,858	$66,499	$2,119,984

The composition of the fixed income securities, unaffiliated common stocks and short-term investments, which are carried at fair value, as of December 31, 2000 follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$1,078,581	$11,076	$10,156	$1,079,501
States, municipalities and political subdivisions	12,484	178	200	12,462
Foreign governments	40,774	1,078	229	41,623
Public utilities	419,724	97	14,911	404,910
All other corporate	603,798	3,994	27,062	580,730
Total fixed income securities	2,155,361	16,423	52,558	2,119,226
Equity securities:				
Common stocks				
Banks, trusts and insurance companies	35,415	6,483	1,665	40,233
Industrial, miscellaneous and all other	14,143	2,935	2,784	14,294
Total common stocks, unaffiliated	49,558	9,418	4,449	54,527
Short-term investments:				
United States government	161,299	-	-	161,299
All other	35,263	-	-	35,263
Total short-term investments	196,562	-	-	196,562
Total	$2,401,481	$25,841	$57,007	$2,370,315

The fair value of fixed income and equity securities are based on the quoted market prices of the investments as of the close of business on December 31 of the respective years.

The amortized cost and fair value (both in thousands) of fixed income securities as of December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from maturities shown below which consider the existence of call features or put features. In the case of securities that are subject to early call by the issuer, the actual maturity used below will be shorter than the contractual maturity if the issuer exercises its call feature. Total securities subject to call represent 3% of total fair value. In the case of securities containing put features, the actual maturity will be longer than the put date maturity used below if the investor elects not to exercise its put feature but to hold the security to its final maturity date. Total securities containing the put feature represent 50% of total fair value.

	Amortized Cost	Fair Value
Due in one year or less	$ 48,076	$ 48,107
Due after one year through five years	612,992	624,396
Due after five years through ten years	1,180,402	1,190,505
Due after ten years	189,091	165,750
Total fixed income	$2,030,561	$2,028,758

The components of net investment income for the years ended December 31, 2001, 2000 and 1999 follows (in thousands):

	2001	2000	1999
Interest on fixed income securities	$123,053	$131,687	$124,012
Dividends on equity securities	9,028	4,839	10,167
Interest on short-term investments	12,537	11,530	7,096
Other	1,037	7,416	1,143
Gross investment income	145,655	155,472	142,418
Investment expenses	7,529	7,163	4,334
Interest on funds held under reinsurance contracts	23,526	21,716	16,915
Net investment income	$114,600	$126,593	$121,169

The proceeds from the sales of investments were $0.4 billion, $0.8 billion and $1.4 billion for the years ended December 31, 2001, 2000 and 1999.

The components of gross and net realized investment gains (losses) for the years ended December 31, 2001, 2000 and 1999 follows (in thousands):

	2001	2000	1999
Fixed income securities:			
Gains	$10,595	$ 4,799	$14,036
Losses	1,208	16,525	16,402
Net	9,387	(11,726)	(2,366)
Equity securities:			
Gains	7,317	38,069	11,387
Losses	3,385	724	3,083
Net	3,932	37,345	8,304
Other securities:			
Gains	20	282	881
Losses	26	2,290	2,036
Net	(6)	(2,008)	(1,155)
Total realized gains (losses):			
Gains	17,932	43,150	26,304
Losses	4,619	19,539	21,521
Net	$13,313	$23,611	$ 4,783

Included in gross losses for the years ended December 31, 2000 and 1999, is $11.4 million and $2.1 million, respectively, related to realized losses on the other than temporary write-down of certain fixed income and equity securities.

Changes in unrealized net appreciation (depreciation) on investments, and the related tax effect, for the years ended December 31, 2001, 2000 and 1999 follows (in thousands):

	2001	2000	1999
Fixed income securities	$34,332	$191,950	$(242,976)
Equity securities	(7,644)	16,113	(14,677)
Other invested assets	(777)	241	(267)
Subtotal	25,911	208,304	(257,920)
(Provision) benefit for deferred income taxes	(9,068)	(72,906)	90,272
Net change in unrealized net appreciation (depreciation) of investments reflected in stockholders' equity	$16,843	$135,398	$(167,648)

Fixed income securities carried at $231.0 million as of December 31, 2001 were on deposit with various state regulatory authorities to comply with insurance laws.

The Company purchased Japanese yen forward sale contracts for an amount of 1.7 billion Japanese yen at an average forward rate of 114.1 yen to provide a hedge against investments the Company owns in Japanese yen. The total U.S. dollar notional value is $15.3 million and the total discount is $2.4 million. The fair value of the contracts of $1.5 million at December 31, 2001 is based on the difference between the actual exchange rate on the date of valuation and the discounted notional value of the contract. The Company believes that any fluctuations in its Japanese investments will not have a material effect on the financial statements.

Common stocks, affiliated as of December 31, 2001, include the Company's investments in TRG Holding Corporation (27.5% owned by Fairfax and its affiliates, including 13.0% owned by the Company), The HUB Group Limited (36.8% owned by Fairfax and its affiliates, including 22.6% owned by the Company) and Zenith National Insurance Corporation (42.0% owned by Fairfax and its affiliates, including 6.5% owned by the Company).

7. RETROCESSIONS

The Company utilizes retrocessional agreements principally to increase aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit its exposure with respect to multiple claims arising from a single occurrence. There is a contingent liability with respect to reinsurance which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements in force. Reinsurance recoverables are recorded as assets, based on the Company's evaluation of the retrocessionaires' ability to meet their obligations under the retrocession agreement. Premiums written and earned are stated net of reinsurance ceded in the consolidated statements of operations. Direct, assumed, ceded and net amounts (in thousands and inclusive of amounts in note 8) for these items follows:

	2001			
	Direct	Assumed	Ceded	Net
Premiums written	$110,426	$1,043,180	$168,956	$984,650
Premiums earned	99,377	971,791	170,631	900,537

	2000			
	Direct	Assumed	Ceded	Net
Premiums written	$ 78,223	$ 783,943	$160,832	$701,334
Premiums earned	64,744	771,409	154,322	681,831

	1999			
	Direct	Assumed	Ceded	Net
Premiums written	$ 28,398	$ 626,120	$151,896	$502,622
Premiums earned	33,725	639,693	165,010	508,408

The Company has established a reserve for potentially uncollectible reinsurance recoverables. The reserve is based upon an evaluation of each retrocessionaire and estimates related to collectibility of individual balances. The reserve as of December 31, 2001 and 2000 was $29.9 million, and has been netted against reinsurance recoverable on loss payments.

The Company markets its reinsurance products worldwide primarily through reinsurance brokers as well as directly to its customers. The Company's five largest reinsurance brokerage firms accounted for an aggregate of approximately 55%, 64% and 66% of gross premiums written for the years ended December 31, 2001, 2000, and 1999, respectively, in the Americas division. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

ORC is the beneficiary of a stop loss reinsurance agreement with ORC Re Ltd., a wholly owned subsidiary of Fairfax (the "1995 Stop Loss Agreement"). Pursuant to the agreement, ORC ceded premium of $60.5 million for an aggregate limit of $175.0 million in excess of its December 31, 1995 reserves for unpaid losses and allocated loss adjustment expenses and potentially uncollectible reinsurance recoverables. Ceded losses and loss adjustment expenses incurred for the years ended December 31, 2001, 2000, and 1999 of $19.0 million, $16.0 million and $17.6 million, respectively, related to the stop loss agreement are included in the accompanying statements of operations and note 8. Reinsurance recoverable on unpaid losses related to this agreement of $105.0 million and $86.0 million as of December 31, 2001 and 2000, respectively, are reflected in the accompanying balance sheets and is secured by letters of credit or cash.

Odyssey America has purchased whole account stop loss retrocessional protection related to its 1994 and 1996 through 2001 results. The contracts provide loss recovery in excess of a contractual ratio of incurred losses and acquisition costs as a percentage of earned premiums.

8. RELATED PARTY TRANSACTIONS

The Company and its subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included in (deducted from) income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded follows (in thousands):

	2001	2000	1999
Assumed:			
Premiums written	$ 38,018	$ 19,223	$ 17,457
Premiums earned	32,740	23,682	25,411
Losses and loss adjustment expenses	30,430	(8,202)	29,772
Acquisition costs	7,042	7,082	6,031
Reinsurance payable on loss payments	6,108	9,821	8,330
Reinsurance balances receivable	6,728	1,043	4,350
Unpaid losses and loss adjustment expenses	178,311	201,164	260,938
Unearned premiums	12,670	7,392	4,965
Ceded:			
Premiums written	11,517	5,786	6,535
Premiums earned	10,570	10,584	11,278
Losses and loss adjustment expenses	42,201	24,323	24,677
Acquisition costs	1,937	1,447	1,905
Ceded reinsurance balances payable	4,688	1,051	4,877
Reinsurance recoverable on loss payments	2,088	2,672	7,881
Reinsurance recoverable on unpaid losses	137,402	100,283	80,822
Prepaid reinsurance premiums	1,071	124	4,439

Investment management agreements have been entered into between the Company and its subsidiaries and Hamblin Watsa Investment Counsel, Ltd. ("Hamblin Watsa"), a wholly-owned subsidiary of Fairfax. Pursuant to the agreements, basic and incentive fees, based upon total invested assets, are paid to Hamblin Watsa. For the years ended December 31, 2001, 2000 and 1999, $3.6 million, $2.3 million and $2.3 million, respectively, of such fees are included in investment expenses.

The Company paid administrative fees to Fairfax Inc. for services provided to the Company. For the years ended December 31, 2001, 2000 and 1999, $2.3 million, $2.8 million and $1.7 million, respectively of administration fees were incurred.

Current federal and foreign income taxes are recoverable from Fairfax Inc. of $7.0 million as of December 31, 2001 and $8.0 million as of December 31, 2000.

In addition to the amounts in the consolidated balance sheets are amounts receivable related to expense sharing arrangements with affiliates of $4.7 million and $0.9 million as of December 31, 2001 and 2000, respectively, and payable to affiliates of $4.3 million and $4.5 million as of December 31, 2001 and 2000, respectively.

In addition to the amounts in the table above, the Company has a receivable from ORC Re Ltd. of $64.8 million which represents transactions for certain reinsurance agreements.

Management believes that the revenues and expense related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

9. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the components of the change in accumulated other comprehensive income (loss) for years ending December 31, 2001 and 2000 (in thousands):

	2001	2000
Beginning balance of accumulated other comprehensive loss	$(17,990)	$(153,868)
Beginning balance of foreign currency translation adjustments	2,480	2,000
Ending balance of foreign currency translation adjustments	(9,358)	2,480
Current period change in foreign currency translation adjustments	(11,838)	480
Beginning balance of unrealized net losses on securities	(20,470)	(155,868)
Ending balance of unrealized net losses on securities	(3,627)	(20,470)
Current period change in unrealized net gains on securities	16,843	135,398
Current period change in accumulated other comprehensive income	5,005	135,878
Ending balance of accumulated other comprehensive loss	$(12,985)	$ (17,990)

The components of comprehensive income for the periods ending December 31, 2001, 2000, and 1999 are shown in the following table (in thousands):

	2001	2000	1999
Net (loss) income	$(7,961)	$ 54,791	$ 56,034
Other comprehensive (loss) income, before tax:			
Foreign currency translation adjustment	(18,212)	(152)	4,344
Unrealized gains (losses) on securities arising during the period	32,636	127,242	(244,728)
Less: reclassification adjustment for realized (losses) gains included in net income	(6,724)	81,062	(13,192)
Other comprehensive income (loss), before tax	7,700	208,152	(253,576)
Tax benefit from foreign currency translation	6,374	632	207
Tax (expense) benefit from unrealized gains (losses) arising during the period	(11,423)	(44,534)	85,655
Tax benefit (expense) from realized gains (losses) included in net income	2,354	(28,372)	4,617
Total tax (expense) benefit	(2,695)	(72,274)	90,479
Other comprehensive income (loss), net of tax	5,005	135,878	(163,097)
Comprehensive (loss) income	$(2,956)	$190,669	$(107,063)

10. EARNINGS PER SHARE

Net income per common share has been computed in the following table based upon weighted average common shares outstanding:

	2001	2000	1999
Net (loss) income (in thousands)	$ (7,961)	$ 54,791	$ 56,034
Weighted average shares outstanding- basic and diluted	57,018,497	48,000,000	40,162,192
Net (loss) income per common share:			
Basic	$ (0.14)	$ 1.14	$ 1.40
Diluted	$ (0.14)	$ 1.14	$ 1.40

The weighted average shares outstanding with respect to shares of the Company's common stock granted under the OdysseyRe Restricted Share Plan and stock options under the OdysseyRe Stock Option Plan that would be assumed to be exercised at December 31, 2001, were excluded from the Company's diluted earnings per share as they are anti-dilutive.

11. EMPLOYEE BENEFITS

The Company maintains a qualified, noncontributory, defined benefit pension plan (the Plan) covering substantially all employees who have reached age twenty-one and who have completed one year of service. Contributions to the Plan are based on the maximum amounts that can be deducted for federal income tax purposes using actuarial cost methods and assumptions different from those used for financial reporting.

The amortization period for unrecognized pension costs and credits, including prior service costs, if any, and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits. Actuarial gains and losses result when actual experience differs from that assumed or when actuarial assumptions are changed.

The following tables set forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements as of December 31, 2001 and 2000.

The following table summarizes the status of these plans (in thousands):

	2001	2000
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$19,968	$22,806
Service cost	1,117	1,090
Interest cost	1,524	1,690
Actuarial loss (gain)	2,258	(4,191)
Benefits paid	(1,540)	(842)
Other	597	(585)
Benefit obligation at end of year	$23,924	$19,968
Change in discount rate	(.75)%	.25%
Change in plan assets:		
Fair value of plan assets at beginning of year	$20,892	$19,656
Actual return on plan assets	3,372	1,398
Actual contributions during the year	-	680
Benefits paid	(1,540)	(842)
Fair value of plan assets at end of year	$22,724	$20,892
Funded status	$ (1,199)	$ 925
Unrecognized prior service cost	116	(535)
Unrecognized net gain	(6,974)	(8,046)
Accrued pension cost	$ (8,057)	$ (7,656)

Net periodic pension cost included the following components (in thousands):

	2001	2000	1999
Service cost	$1,117	$1,090	$1,201
Interest cost	1,524	1,690	1,606
Return on assets	(1,596)	(1,479)	(1,344)
Net amortization and deferral	(644)	(168)	-
Net pension cost	$ 401	$1,133	$1,463
Weighted average discount rate	7.00%	7.75%	7.50%
Rate of increase of future compensation levels	5.73%	5.80%	5.73%
Expected long term rate of return on Plan assets	7.00%	7.75%	7.50%

The Company also maintains non-qualified excess benefit plans that provide officers and certain employees with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 2001 and 2000.

The following table summarizes the status of these plans (in thousands):

	2001	2000
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 8,178	$7,995
Service cost	331	307
Interest cost	664	573
Actuarial loss (gain)	1,640	(150)
Benefits paid	(592)	(547)
Benefit obligation at end of year	$ 10,221	$8,178
Change in discount rate	(.50)%	.25%
Change in plan assets:		
Fair value of plan assets at beginning of year	$74	$66
Actual contributions during the year	596	555
Benefits paid	(592)	(547)
Fair value of plan assets at end of year	$78	$74
Funded status	$ (10,142)	$(8,104)
Unrecognized transition obligation	2,503	417
Unrecognized net loss	348	931
Accrued pension cost	$ (7,291)	$(6,756)

Net periodic pension cost included the following components (in thousands):

	2001	2000	1999
Service cost	$ 331	$ 307	$216
Interest cost	664	573	539
Recognized net actuarial loss	68	72	73
Net amortization and deferral	69	55	69
Net pension cost	$1,132	$1,007	$897
Weighted average discount rate	7.00%	7.50%	7.50%

The Company established a trust fund, included in other invested assets, in the amount of $5.4 million and $5.1 million as of December 31, 2001 and 2000, respectively, related to the non-qualified plans.

The Company also maintains a defined contribution profit sharing plan for all eligible employees. Each year the Board of Directors may authorize payment of an amount equal to a percentage of each participant's basic annual earnings based on the experience of the Company for that year. These amounts are credited to the employee's account maintained by an insurance carrier, which has contracted to provide benefits under the plan. No contributions were made in 2001 and 2000.

The Company also maintains a deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute up to 10% of annual compensation on a pre-tax basis. The Company contributes an amount equal to two-thirds of each employee's pre-tax contribution up to the first 6% of pay. The maximum matching contribution is 4% of pay with certain government mandated restrictions on contributions to highly compensated employees. The Company contributed $0.8 million, $0.8 million and $0.3 million to this plan in 2001, 2000 and 1999, respectively.

The Company provides certain health care and life insurance ("postretirement") benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's cost for providing postretirement benefits other than pensions is accounted for in accordance with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". The accumulated unfunded liability, included in other liabilities, is $5.3 million and $4.5 million as of December 31, 2001 and 2000, respectively. The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 2001 and 2000:

The following table summarizes the status of this plan (in thousands):

	2001	2000
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$4,407	$6,341
Service cost	310	342
Interest cost	290	300
Actuarial gain	(279)	(2,410)
Benefits paid	(163)	(176)
Other	8	10
Benefit obligation at end of year	$4,573	$4,407
Change in discount rate	.25%	-
Funded status	$(4,573)	$(4,407)
Unrecognized prior service cost	304	429
Unrecognized net gain	(2,589)	(2,490)
Accrued pension cost	$(6,858)	$(6,468)

Net periodic pension cost included the following components (in thousands):

	2001	2000	1999
Service cost	$310	$342	$340
Interest cost	290	300	400
Net amortization and deferral	(55)	(12)	160
Net pension cost	$545	$630	$900
Weighted average discount rate	7.75%	7.50%	7.50%
Rate of increase of future compensation levels	6.00%	6.00%	6.00%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.5% in 2001 and decreasing to 5% in 2010 and remaining constant thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $0.6 million and the service and interest cost components of net periodic postretirement benefit costs by $0.1 million for 2001. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for 2001 by $0.5 million and $0.1 million, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 2001 and 2000.

During 2001, the Company adopted the OdysseyRe Restricted Share Plan which provides for the grant of restricted shares to directors and key employees of the Company. Shares granted under this plan generally vest in two equal installments beginning on the fifth and tenth anniversary of the date of grant. During 2001, 554,142 shares of restricted stock were granted to key employees. At the time of grant, the market value of the shares awarded under this plan is recorded as unearned compensation and is presented as a separate component of stockholders' equity. The unearned compensation is charged to operations over the vesting period. The amount of compensation expense incurred for the year ended December 31, 2001 in respect to the above grants was approximately $2.0 million.

During 2001, the Company adopted the OdysseyRe Stock Option Plan which provides for the grant of stock options to directors and key employees of the Company. Under the Plan, such options will generally vest and become exercisable in two equal installments beginning on the fifth and tenth anniversary of the date of grant. In 2001, 94,274 options were issued with an exercise price of zero. These options expire between 2003 and 2011.

Certain employees of the Company have been granted shares of restricted common stock under the Fairfax Restricted Share Plan. The Fairfax restricted stock, which was granted from 1996 to 2000, vests over a three to ten year period. The Company has reflected $1.7 million and $0.5 million of expense for the years ended December 31, 2001 and 2000, which represents the vested portion of the restricted stock. The Company no longer participates in this plan.

12. FEDERAL AND FOREIGN INCOME TAXES

As a result of the initial public offering, the Company and its subsidiaries will file a consolidated tax return. Prior to the offering, Odyssey America and its U.S. subsidiaries were part of the Fairfax Inc. U.S. consolidated tax return. For financial statement purposes, taxes are computed for the Company on a separate company basis. Accordingly, for financial statement purposes, net operating loss carryovers and alternative minimum tax ("AMT") credit carryovers are also determined and maintained on a separate company basis. Deconsolidation from the Fairfax Inc. U.S. consolidated tax group occurred upon completion of the offering, as the interest of Fairfax Inc. in the Company dropped below 80%. Under Federal tax rules, at the point of deconsolidation, the Company was allocated a $106 million net operating loss carry over resulting in a tax benefit of $37 million and a $15 million AMT credit carryover which it will take into the new consolidated tax group. The net impact on the deferred tax asset is an increase of $22 million, which has been recorded as additional paid in capital at June 19, 2001, the date of the completion of the offering. As of December 31, 2001, the company has a net operating loss carryforward of $186.3 million with $27.4 million expiring in 2013, $90.1 million expiring in 2020 and $68.8 million expiring in 2022.

Pre-tax operating income from domestic companies was $25.0 million, $98.8 million and $84.9 million in 2001, 2000 and 1999, respectively. Pre-tax operating loss from foreign operations was $40.6 million, $18.2 million and $5.3 million in 2001, 2000 and 1999, respectively.

During 2001 and 2000, the Company has reflected a current tax expense related to taxable income for the period prior to the offering. During 1999, the Company reflected a current tax benefit resulting from the utilization of net operating tax loss carrybacks, receipt of a tax settlement from prior years and a true up of its estimate of prior year's taxes.

The components of the federal and foreign income tax provision (benefit) follows (in thousands):

	2001	2000	1999
Current:			
United States	$ 5,523	$22,587	$ (2,883)
Foreign	-	-	-
Total current income taxes	5,523	22,587	(2,883)
Deferred:			
United States	(13,181)	3,208	26,409
Foreign	-	-	-
Total deferred income taxes	(13,181)	3,208	26,409
Total federal and foreign income tax (benefit) provision	$(7,658)	$25,795	$23,526

Deferred federal and foreign income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Components of deferred federal and foreign income tax assets and liabilities follows (in thousands):

	2001	2000
Unpaid losses and loss adjustment expenses	$ 92,078	$ 97,672
Unearned premiums	18,214	15,368
Reserve for potentially uncollectible balances	12,465	10,776
Pension accrual	6,907	7,589
Net operating loss carry forward	65,190	-
Other	40,172	55,972
Total deferred tax assets	235,026	187,377
Deferred acquisition costs	27,846	20,982
Other	9,717	3,798
Total deferred tax liabilities	37,563	24,780
Net deferred tax assets	197,463	162,597
Deferred tax on accumulated other comprehensive loss	6,992	11,022
Deferred federal and foreign income tax asset	$204,455	$173,619

Management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets and, accordingly, no valuation allowance has been recorded for the periods presented.

The following table reconciles federal and foreign income taxes at the statutory federal income tax rate to the Company's tax provision (benefit) (in thousands):

	2001		2000		1999	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Pre-tax operating (loss) income	$(15,619)		$80,586		$79,560	
Income taxes computed on pre-tax operating income	$ (5,467)	35.0%	$28,206	35.0%	$27,846	35.0%
Increase (decrease) in income taxes resulting from:						
Dividend received deduction and tax-exempt income	(342)	2.2	(792)	(1.0)	(3,348)	(4.2)
Amortization of purchase price	(2,041)	13.1	(2,041)	(2.5)	(2,298)	(2.9)
Other, net	192	(1.2)	422	0.5	1,326	1.7
Total federal and foreign income tax (benefit) provision	$ (7,658)	49.1%	$25,795	32.0%	$23,526	29.6%

Under the previous tax sharing agreement the Company recovered federal and foreign income taxes of $4.6 million and $9.4 million in 2001 and 2000, respectively, and paid federal and foreign income tax of $27.9 million in 1999.

During 2000, the Company sold fixed income securities with a discounted tax basis. Such sale resulted in a potential tax liability of $45.9 million payable to Fairfax. This tax liability was forgiven by Fairfax and has been reflected as a capital contribution in 2000.

13. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease office space, furniture and equipment under long-term leases expiring through the year 2010. Minimum annual rentals follow (in thousands):

2002	$ 4,598
2003	5,091
2004	5,086
2005	4,706
2006	4,068
2007 and thereafter	6,178
Total	$29,727

The amounts above are reduced by an aggregate minimum rental recovery of $3.8 million resulting from the sublease of space to other companies.

Rental expense, before sublease income, under these operating leases was $7.8 million, $9.2 million and $11.7 million in 2001, 2000 and 1999, respectively. The Company recovered $2.8 million, $4.0 million and $3.4 million in 2001, 2000 and 1999, respectively, from subleases.

ORC has agreed to allow Ranger Insurance Company ("Ranger"), a subsidiary of Fairfax, to attach an assumption of liability endorsement to its policies where required. The agreement applies to endorsements issued from July 1, 1999 to the termination of the agreement. The agreement will terminate upon Ranger receiving an A.M. Best rating of A- or better, Ranger ceasing to be under the control of Fairfax, or either party giving the other party 30 days notice. Following termination of the agreement, ORC will remain liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. Fairfax has agreed to indemnify ORC for any obligation under this agreement.

Odyssey America has agreed, as of July 14, 2000, to guarantee the performance of all of the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Réassurance ("CTR"), an affiliate, in the event CTR becomes insolvent and CTR is not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. This guarantee was entered into as part of the redeployment of CTR's business to Odyssey America. Fairfax has agreed to indemnify Odyssey America for all obligations under this guarantee. Odyssey America anticipates that CTR will meet all of its obligations in the normal course of business and does not anticipate making any payments under this guarantee. Odyssey America terminated the guarantee effective December 31, 2001, but remains ultimately liable for contracts entered into by CTR prior to the termination date.

Through UK Holdings, Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, the Company has established a clean irrevocable letter of credit in favor of the Society and Council of Lloyd's. At December 31, 2001, the letter of credit was valued at £57.5 million ($83.7 million) and was collateralized by $94.6 million of the Company's investment securities at statement value. The letter of credit effectively secures the future contingent obligations of UK Holdings should Lloyd's underwriting syndicate in which the Company participates incur net losses. The Company's contingent liability to the Society and Council of Lloyd's is limited to the amount of the letter of credit.

The Company has been named as defendant in various litigations in the ordinary course of business. In management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

14. DIVIDEND RESTRICTIONS, STATUTORY INFORMATION AND CAPITALIZATION

Odyssey America is subject to state regulatory restrictions which limit the maximum amount of dividends payable. Odyssey America must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay in any 12-month period, "extraordinary" dividends which are defined as the greater of 10% of statutory capital and surplus as of the prior year end or net income for such prior year. Connecticut law further provides that (i) Odyssey America must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within five business days after the declaration thereof and at least ten days prior to payment and (ii) Odyssey America may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without such Commissioner's approval.

Odyssey America did not pay any dividends during 2001 and during 2000 paid dividends of $85.0 million. The maximum amount of dividends which Odyssey America may pay to the Company in 2002 without prior approval is $82.0 million.

The following is the consolidated statutory basis net (loss) income and policyholders' surplus of Odyssey America and its subsidiaries, for the years ended and as of December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Net (loss) income	$ (22,400)	$ 95,026	$ 45,601
Policyholders' surplus	$819,537	$853,008	$855,835

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("the Codification") guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The Connecticut (Odyssey America) and Delaware (ORC and Hudson) Insurance Departments have adopted the Codification guidance, effective January 1, 2001.

The statutory provision for potentially uncollectible reinsurance recoverables due from unauthorized companies is reduced to the extent collateral is held by ORC or Hudson. Pursuant to indemnification agreements between the Company and ORC and Hudson, the Company provides letters of credit (LOC) and/or cash in respect of uncollateralized balances due from unauthorized reinsurers. The use of such collateral provided by the Company is a permitted accounting practice approved by the Insurance Department of the State of Delaware.

As of December 31, 2001 and 2000, $7.3 million of funds held under reinsurance contracts related to cash collateral has been provided in regard to the above mentioned indemnification agreements. The Company has also provided a $20.5 million LOC to ORC and a $0.5 million LOC to Hudson as of December 31, 2001, of which approximately $20.6 million has been used as collateral in regard to the indemnification agreements. The indemnification agreements do not affect the reinsurance recoverable balances as reported in the accompanying consolidated financial statements.

15. FINANCIAL GUARANTEE REINSURANCE

The Company's assumed financial guarantee reinsurance exposure to loss, in the event of nonperformance by the underlying insured and assuming underlying collateral proved to be of no value, was $138.0 million and $173.0 million as of December 31, 2001 and 2000, respectively. It is the responsibility of the ceding insurer to collect and maintain collateral under financial guarantee reinsurance.

As of December 31, 2001 such reinsurance in-force had a remaining maturity term of 1 to 33 years. The approximate distribution of the estimated debt service (principal and interest) of bonds, by type and unearned premiums, for 2001 and 2000 follows (*in millions*):

	2001	2000
Municipal obligations:		
General obligation bonds	$ 54	$ 65
Special revenue bonds	71	85
Industrial development bonds	7	18
Corporate obligations	6	5
Total	$138	$173
Unearned premiums	$ 0.8	$ 1.1

The Company has not been provided with a geographic distribution of the debt service from all of its cedants. The following table summarizes the information which has been received by the Company from its cedants (in millions):

State	2001 Debt Service
Florida	$ 20.9
Illinois	10.5
New York	8.7
Texas	8.2
California	6.0
Kentucky	7.4
Arizona	5.8
Mississippi	6.1
Subtotal	73.6
States less than $5 million exposure per state	52.1
Geographic information not available	12.3
TOTAL	$138.0

16. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for unpaid losses and loss adjustment expenses follows (in thousands):

	2001	2000	1999
Gross unpaid losses and loss adjustment expenses, beginning of year	$2,566,396	$2,569,895	$1,176,292
Less ceded unpaid losses and loss adjustment expenses	899,629	738,368	357,824
Net unpaid losses and loss adjustment expenses, beginning of year	1,666,767	1,831,527	818,468
Acquisition of Odyssey America - net unpaid losses and loss adjustment expenses	-	-	1,169,956
Losses and loss adjustment expenses incurred related to:			
Current year	702,658	487,526	391,242
Prior years	23,109	15,938	(7,359)
Total losses and loss adjustment expenses incurred	725,767	503,464	383,883
Paid losses and loss adjustment expenses related to:			
Current year	121,471	58,706	55,663
Prior years	596,211	608,376	484,883
Total paid losses and loss adjustment expenses	717,682	667,082	540,546
Effects of exchange rate changes	(423)	(1,142)	(234)
Net unpaid losses and loss adjustment expenses, end of year	1,674,429	1,666,767	1,831,527
Add ceded unpaid losses and loss adjustment expenses	1,045,791	899,629	738,368
Gross unpaid losses and loss expenses, end of year	$2,720,220	$2,566,396	$2,569,895

The prior years' changes in loss estimates recognized in calendar years 2001, 2000 and 1999 on prior years' estimates are $23.1 million, $15.9 million, and ($7.4) million, respectively. Improved loss estimates on excess casualty is primarily responsible for the decrease reflected in calendar year 1999 on year end 1998 loss estimates. Higher loss estimates on U.S. casualty program business are principally causing the increase on prior years loss estimates in calendar year 2001 and 2000.

The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 1979 - 1981. Reserves reported at present value were approximately $70.6 million and $73.7 million at December 31, 2001 and 2000, respectively. The amount of case reserve discount was $43.9 million and $25.0 million at December 31, 2001 and 2000, respectively. The amount of IBNR reserve discount was $13.2 million and $12.9 million at December 31, 2001 and 2000, respectively.

17. ASBESTOS AND ENVIRONMENTAL LOSS AND LOSS ADJUSTMENT EXPENSES

The Company has exposure to asbestos and environmental pollution claims. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies primarily in connection with general liability insurance policies issued by such cedants. The Company's estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company's dedicated asbestos and environmental claims unit based on claims audits of cedants. The provision for liabilities incurred but not reported is established based on various methods such as loss development, market share and frequency and severity.

Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties. The determination of ultimate liabilities for waste site pollution exposure is especially uncertain due to the potential for an amendment to the Superfund Law proposed by various business groups, environmental groups and government agencies.

The Company's reserves for asbestos and environmental related liabilities displayed below is from business written for accident years 1985 and prior. There is minimal exposure and no specific reported reserves in the more recent accident years. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 2001, 2000 and 1999 is set forth in the table below (in thousands):

Asbestos

	2001	2000	1999
Gross unpaid losses and loss adjustment expenses, beginning of year	$205,633	$118,242	$120,429
Less ceded unpaid losses and loss adjustment expenses	176,149	88,758	90,945
Net unpaid losses and loss adjustment expenses, beginning of year	29,484	29,484	29,484
Net losses and loss adjustment expenses incurred	-	-	-
Net paid losses and loss adjustment expenses	-	-	-
Net unpaid losses and loss adjustment expenses, end of year	29,484	29,484	29,484
Add ceded unpaid losses and loss adjustment expenses	164,269	176,149	88,758
Gross unpaid losses and loss expenses, end of year	$193,753	$205,633	$118,242

Environmental

	2001	2000	1999
Gross unpaid losses and loss adjustment expenses, beginning of year	$53,439	$44,594	$48,820
Less ceded unpaid losses and loss adjustment expenses	21,302	12,457	16,450
Net unpaid losses and loss adjustment expenses, beginning of year	32,137	32,137	32,370
Net losses and loss adjustment expenses incurred	-	-	-
Net paid losses and loss adjustment expenses	-	-	233
Net unpaid losses and loss adjustment expenses, end of year	32,137	32,137	32,137
Add ceded unpaid losses and loss adjustment expenses	23,392	21,302	12,457
Gross unpaid losses and loss expenses, end of year	$55,529	$53,439	$44,594

The Company's survival ratio for environmental and asbestos related liabilities as of December 31, 2001 is twelve years, reflecting full utilization of remaining indemnifications. The survival ratio represents the environmental impairment and asbestos related illness reserves, net of reinsurance, on December 31, 2001 plus indemnifications divided by the average paid environmental and asbestos claims, net of reinsurance, for the last three years. The Company's survival ratio is eight years, prior to reflecting full utilization of the indemnification. The Company's survival ratio compares favorably with the U.S. Property and Casualty Industry average survival rate of eight years as published by A.M. Best in their report on Asbestos and Environmental claims dated May 7, 2001.

18. DEBT OBLIGATIONS

The components of debt obligations are as follows (in thousands):

	December 31,	
	2001	2000
Senior notes	$100,000	$ -
Term note	50,000	-
Credit agreement	50,000	-
Total	$200,000	$ -

In connection with its initial public offering, OdysseyRe issued a term note to a subsidiary of Fairfax which is due between 2002 and 2004. The note accrues interest using a 3-month LIBOR plus 225 basis points rate payable quarterly on March 15th, June 15th, September 15th and December 15th. Originally, the term note was issued in an aggregate principal amount of $200.0 million, but has subsequently been partially extinguished by the proceeds of the senior notes and credit agreement and the outstanding principal amount under the term note as of December 31, 2001 was $50.0 million.

In December 2001, OdysseyRe issued $100.0 million aggregate principal amount of senior notes due November 30, 2006. Interest accrues on the senior notes at a rate of 7.49% which is due semi-annually on May 31st and November 30th. The senior notes are redeemable prior to maturity at the discretion of OdysseyRe. Simultaneously with the issuance of this debt, OdysseyRe entered into a swap transaction which effectively converted the fixed 7.49% interest rate into a variable rate of 4.63% as of December 31, 2001.

In December 2001, OdysseyRe entered into a credit agreement with Bank of America and J.P. Morgan Chase Bank. The amount of the credit was for $50.0 million payable on January 31, 2002 plus accrued interest at a rate determined by Bank of America. The credit agreement was a thirty day agreement. In accordance with the agreement terms, on January 31, 2002 it was converted to a three year obligation with the principal payment due in 2005.

Pursuant to a postponement agreement, principal payments related to the term note will not commence prior to payment of all amounts owing under the credit agreement. The Company currently anticipates that the term note principal payment of $50.0 million will be paid in 2005.

Aggregate maturities of the Company's debt obligations commencing in 2005 are (in thousands):

Year	Amount
2005	$100,000
2006	100,000
Total	$200,000

OdysseyRe's debt obligations are subject to certain covenants, none of which significantly restricts the Company's operating activities or dividend-paying ability. At December 31, 2001, the Company is in compliance with all debt covenants.

19. SEGMENT REPORTING

The Company's business is managed through three distinct divisions, the Americas, EuroAsia and Newline Syndicate which are established principally based on geographic regions. Each division provides customized treaty, facultative and program reinsurance through professional reinsurance brokerage firms. The Americas division is comprised of the Company's U.S. operations and its Canadian and Latin America branch offices. The U.S. operations write primarily treaty property, general casualty, specialty casualty, primary insurance through Hudson, and facultative casualty business. Through its Canadian and Latin American branches, treaty property business is written. The EuroAsia division, which was formed in late 2000, is comprised of offices in Paris, Cologne, Stockholm, Singapore and Tokyo. The EuroAsia division writes primarily treaty and facultative property business. The Company's wholly owned syndicate, Newline, operates on the Lloyd's insurance exchange and is operated as a separate division. Newline writes primarily casualty business and financial lines. The financial results of these divisions for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

Year ended December 31, 2001	Americas	EuroAsia	Newline	Total
Gross premiums written	$841,180	$180,498	$131,928	$1,153,606
Net premiums written	$718,935	$155,966	$109,749	$984,650
Net premiums earned	$682,107	$117,190	$101,240	$900,537
Losses and loss adjustment expenses	542,950	101,613	81,204	725,767
Acquisition costs and other underwriting expenses	235,324	37,439	40,356	313,119
Total underwriting deductions	778,274	139,052	121,560	1,038,886
Underwriting loss	$(96,167)	$(21,862)	$(20,320)	(138,349)
Net investment income				114,600
Net realized investment gains				13,313
Other income, net				755
Interest expense				(5,938)
Loss before income taxes				$ (15,619)
Underwriting ratios:				
Losses and loss adjustment expenses	79.6%	86.7%	80.2%	80.6%
Acquisition costs and other underwriting expenses	34.5	31.9	39.9	34.8
Combined ratio	114.1%	118.6%	120.1%	115.4%

Year ended December 31, 2000	Americas	EuroAsia	Newline	Total
Gross premiums written	$753,937	$ 439	$107,790	$862,166
Net premiums written	$608,812	$ 439	$ 92,083	$701,334
Net premiums earned	$606,740	$ 387	$ 74,704	$681,831
Losses and loss adjustment expenses	440,626	277	62,561	503,464
Acquisition costs and other underwriting expenses	219,138	2,351	30,335	251,824
Total underwriting deductions	659,764	2,628	92,896	755,288
Underwriting loss	$ (53,024)	$(2,241)	$ (18,192)	(73,457)
Net investment income				126,593
Net realized investment gains				23,611
Other income, net				3,839
Income before income taxes				$ 80,586
Underwriting ratios:				
Losses and loss adjustment expenses	72.6%	71.6%	83.7%	73.9%
Acquisition costs and other underwriting expenses	36.1	607.5	40.6	36.9
Combined ratio	108.7%	679.1%	124.3%	110.8%

Year ended December 31, 1999	Americas	EuroAsia	Newline	Total
Gross premiums written	$612,263	$ -	$42,255	$654,518
Net premiums written	$469,552	$ -	$33,070	$502,622
Net premiums earned	$470,676	$ -	$37,732	$508,408
Losses and loss adjustment expenses	359,811	-	24,072	383,883
Acquisition costs and other underwriting expenses	163,710	-	18,793	182,503
Total underwriting deductions	523,521	-	42,865	566,386
Underwriting loss	$(52,845)	$ -	$(5,133)	(57,978)
Net investment income				121,169
Net realized investment gains				4,783
Other income, net				11,586
Income before income taxes				$ 79,560
Underwriting ratios:				
Losses and loss adjustment expenses	76.4%	-	63.8%	75.5%
Acquisition costs and other underwriting expenses	34.8	-	49.8	35.9
Combined ratio	111.2%	-	113.6%	111.4%

Gross Premiums Written by Major Unit / Division

	Year Ended December 31,		
	2001	2000	1999
United States	$ 728,129	$616,569	$505,118
Latin America	72,305	40,636	16,433
Canada	16,340	13,892	-
London Branch	24,406	82,840	90,712
Subtotal Americas	841,180	753,937	612,263
EuroAsia	180,498	439	-
Newline	131,928	107,790	42,255
Total	$1,153,606	$862,166	$654,518

Gross Premiums Written by Type of Business/Business Unit

	Year Ended December 31,		
	2001	2000	1999
Property excess of loss	$ 85,982	$ 69,482	$ 64,542
Proportional property	153,129	102,316	74,557
Casualty excess of loss	174,609	195,615	155,933
Proportional casualty	279,724	247,338	161,161
Miscellaneous lines	22,681	51,402	45,879
Facultative reinsurance	68,241	59,317	95,927
Primary insurance (Hudson)	56,814	28,467	14,264
Subtotal Americas	841,180	753,937	612,263
North American casualty	39,437	39,688	9,300
Marine and aerospace	18,177	4,551	-
International casualty	19,700	4,832	-
Discontinued lines	682	21,947	16,775
Financial lines	53,932	36,772	16,180
Subtotal Newline	131,928	107,790	42,255
EuroAsia	180,498	439	-
Total	$1,153,606	$862,166	$654,518

The Company does not maintain separate balance sheet data for each of its operating segments. The business written and the experience on the Americas division includes the activities of its United States, Latin American and Canadian branch offices. For calendar year 2000 and prior, the London branch activity is included in the Americas division. EuroAsia division was formed in mid-2000 and includes business written from its Paris and Singapore branches and also includes the business written by the London branch for underwriting year 2001 and subsequent business. Newline division is the business written and experience of the Newline Syndicate at Lloyd's. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly financial information follows (in thousands, except per share amounts):

	Quarters Ended				
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	Year
Gross premiums written	$251,791	$260,597	$300,790	$340,428	$1,153,606
Net premiums written	229,753	234,167	226,309	294,421	984,650
Net premiums earned	187,387	220,552	219,967	272,631	900,537
Net investment income	29,325	31,053	29,876	24,346	114,600
Realized gains (losses)	3,480	4,993	(1,605)	6,445	13,313
Other income, net	1,158	1,158	847	(2,408)	755
Income (loss) before income taxes	28,066	32,825	(65,613)	(10,897)	(15,619)
Net income (loss)	18,775	21,865	(41,935)	(6,666)	(7,961)
Net income (loss) per common share:					
Basic	$ 0.39	$ 0.43	$ (0.65)	$ (0.10)	$ (0.14)
Diluted	$ 0.39	$ 0.42	$ (0.65)	$ (0.10)	$ (0.14)

	Quarters Ended				
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	Year
Gross premiums written	$191,389	$214,157	$225,387	$231,233	$ 862,166
Net premiums written	149,892	174,618	183,887	192,937	701,334
Net premiums earned	150,073	169,029	171,093	191,636	681,831
Net investment income	33,984	28,144	29,507	34,958	126,593
Realized gains (losses)	(1,670)	(750)	11,440	14,591	23,611
Other income, net	713	1,444	1,217	465	3,839
Income before income taxes	20,070	15,008	22,405	23,103	80,586
Net income	13,861	10,393	14,620	15,917	54,791
Net income per common share:					
Basic	$ 0.29	$ 0.22	$ 0.30	$ 0.33	$ 1.14
Diluted	$ 0.29	$ 0.22	$ 0.30	$ 0.33	$ 1.14

Due to changes in the number of weighted average common shares outstanding during 2001, quarterly earnings per share amounts do not add to the total for the year.



Courtesy NASA/JPL/Caltech

The Earth at Night

NASA satellite imagery reveals energy consumption more than population density. The brightest areas are the most urbanized, not necessarily the most populated.

Executive Offices

Odyssey Re Holdings Corp.
140 Broadway, 39th Floor
New York, NY 10005
Tel. (212) 978-4700
Fax (212) 344-4229

Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

Worldwide Offices

Cologne, Germany
Odyssey America Reinsurance Corporation
Zeughausstrasse 24
D-50667 Cologne, Germany
Tel. (49) 221-160-97-0
Fax (49) 221-160-97-77

London, England
Odyssey America Reinsurance Corporation
London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 207-617-4567
Fax (44) 207-617-4566

Newline Underwriting Management Ltd.
Syndicate 1218
London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 207-617-4565
Fax (44) 207-617-4566

Mexico City, Mexico
Odyssey America Reinsurance Corporation
Insurgentes Sur No. 1605
17th Floor, Modulo III
Col. San José Insurgentes
Mexico, D.F. 03900
Tel. (52) 55-5662-8660
Fax (52) 55-5662-6661

Miami, FL
Odyssey America Reinsurance Corporation
1200 Brickell Avenue
Miami, FL 33131
Tel. (305) 577-4244
Fax (305) 577-9895

New York, NY
Odyssey America Reinsurance Corporation
22 Cortlandt Street, 18th Floor
New York, NY 10007
Tel. (212) 978-2700
Fax (212) 566-2617

Hudson Insurance Company
22 Cortlandt Street, 18th Floor
New York, NY 10007
Tel. (212) 978-4700
Fax (212) 344-2973

Paris, France
Odyssey America Reinsurance Corporation
15, rue du 4 Septembre
75002 Paris, France
Tel. (33) 1-44-86-10-00
Fax (33) 1-42-96-30-26

Santiago, Chile
Odyssey America Reinsurance Corporation
Alcantara No. 44
Piso 10, Las Condes
Santiago, Chile
C.P. 6760397
Tel. (56) 2-228-0211
Fax (56) 2-228-0215

Singapore, Republic of Singapore
Odyssey America Reinsurance Corporation
9 Raffles Place
#37-01 Republic Plaza
Singapore 04 8619
Tel. (65) 438-3806
Fax (65) 438-3827

Stockholm, Sweden
Odyssey America Reinsurance Corporation
Norrlandsgatan 16
S-111 87, Stockholm
Sweden
Tel. (46) 8-598-11500
Fax (46) 8-598-11599

Toronto, Canada
Odyssey America Reinsurance Corporation
55 University Avenue, Suite 1600
Toronto, Ontario M5J 2H7
Canada
Tel. (416) 862-0162
Fax (416) 367-3248

Tokyo, Japan
Odyssey America Reinsurance Corporation
Azabu House 2F
2-13-8 Motoazabu
Minato-ku, Tokyo 106-0046
Japan
Tel. (81) 3-5730-6126
Fax (81) 3-5730-6127


PODUNK
RIVER SEINE
VERDON
FORT
ERIE CANAL
RHINE
PARIS
JERSEY CITY
RIVER
FORT
OMAHA
VINCINNES
FORT
SAINT CLOUD
HIGH BRIDGE
FENCE
FARM HOUSE

Mark Twain's Map of Paris
Never trust a map made by a humorist.


A MAP of the Various PATHS of LIFE 1805
Careless backway
Direction Gate
Obedient Close
Tell truth Court Yard
Love learning Garden
Good Book Parlore
Good Company Lawn
Courteous Square
Respect Mount
Manly Hill
Benevolent Avenue
Many Friends City
Temptation Gateway
Great bargain Court
DISCREET COUNTY
CARELESS COUNTY
PRUDENT WALK
Indulgent Slope
Path way
Knowledge
Pasture
Useful Meadow
Novel Flower Bed
Play
Book Bench
INDISCREET
Levity
Walk
Indecency Bower
Gay Company
Green
Revel Range
RANGE
Racer's Course
Flatterer's Haunt
Gull Inn
EXULTING
Haughty Hill
Braggington
Rakes Ferry
DISTRICT
Vanity Fair
Merry Hall
Alarm Tower
Prudent Slope
Thriving Stand
Little leisure Market
Good repute avenue
Temple of Fame
Truants Waste
Fibbing Thicket
Detection Bank
Shame Ditch
Lyington
Cursing Corner
Chuck farthing Alley
Boxing Square
Make it up Ale house
Feasting Hall
REVELLING
Club Alley
Esteem Hall
Neglect trade Park
CHACE
Cock Match Pit
Bull baiting Common
OFF GUARD
Alluring Bower
Sorrow Chamber
PARISH
Pausing Window
STEADY
Risque Lane
Fearnought Gully
Saunter Street
FALSE REST
Profanity Lane
GREAT
Trust worthy Square
TROUBLE
Perplexity Parish
Decoy Theatre
Mobbington
Balk Corner
Careful Slope
IMPRUDENCE
Lucky Leap
Contention Nook
Litigation Thicket
MENDING
Faltering Alley
Seduction Play House
Public Spirit Highway
METHOD
Spendthrifts Ordinary
DISTRICT
Revel Gulley
Submission Valley
QUARTER
Good Resolve
Turn Stile
Bear Croft
Bullys Brothel
Cripple Gate
COMMON
Gluttonsbury
Gaming Quicksands
Gamblers Hotel
Retreating Causway
RECOLLECTION
Thoughtful Gap
Quibble Gap
COUNTY
Diligent Bank
Do better Turnstile
PLAINS MEADS
Bribery By way
SELFS
Selfish Hole
Hard Heart
No Charity Common
DISTRICT
Temple of Honour
Winning hill
Arrest Nook
POVERTY
Rogues Round house
Fodder's Brake
Escape Common
Fair Ford
Mount Recovery
Weeping Shade
CORNER
Wealthsbury
Bankrupt Point
Losing Vale
Ragged Row
Lively prospect Hill
Miser's Castle
Pennyless Point
Misery Square
Needy Maze
Thieving Lane
Drunkards Hovel
Robber's Cave
Integrity Level
SERENITY
Sure direction Foot path
HUMBLE
Persevering Level
Noble deed Plains
NOTABLE
FEARFUL
Steeple's Chamber
Night
Wretches Pit
MAZE
Snare's Lure
Sotsburgh
Last farthing Dock
Daring deed Heath
Apprehension Thicket
Competent Close
Thriving Farm House
Humility Dale
Devotion Grove
Sculker's Niche
WASTE
Remorse Hedge
Detection
Forger's Hole
Grove
Conviction Court
Economy Precinct
Cheering Spring
Thankful heart Rock
Balmy Breeze Heights
WALKS
Thieves Entry
Penitents Path
Good Desire Ascent
Hopeless Slough
DISTRESS
Gloomy Woods
Dungeon Bottom
Grateful Brooke
PROVINCE
DISTRICT
Liberty Plains
Hoping Note
No friend Shed
Fearful Cliff
Gallows Hill
Social Mead
Charity Plains
Content Manor
RETURNING
Fear Death Precipice
BOROUGH
Gracious Green
Imprecation Den
Mount Praise
DISTRICT
Helping Stream
Agony Whirlpool
Retiring Slope
Fragrant Vale
Turnagain Lane
Despair Gulph
Peaceful mind Bower
Broad Rivers & Streams
Deep Repentance Valley
PEACEFUL OCEAN
BOTTOMLESS PIT
All heal Pool
Wonderous mercy Gate

Courtesy of the Map Collection, Yale University Library

Map of the Various Paths of Life (1805)

"When you come to a fork in the road take it," said Yogi Berra.
Where will it lead? This antique map of life tried to provide answers.

Board of Directors
Odyssey Re Holdings Corp.

V. Prem Watsa
Chairman of the Board
Chairman and Chief Executive Officer,
Fairfax Financial Holdings Limited

James F. Dowd
Vice Chairman of the Board
President and Chief Executive Officer, Fairfax Inc.

Andrew A. Barnard
President and Chief Executive Officer,
Odyssey Re Holdings Corp.

Winslow W. Bennett (1)
President, Winwood Holdings Ltd.

Anthony F. Griffiths (1)
Retired President and Chief Executive Officer,
Mitel Corporation

Robbert Hartog (1)
President, Robhar Investments Ltd.

Paul B. Ingrey (1)
Chairman and Chief Executive Officer,
Arch Reinsurance Ltd.

(1)Audit and Compensation Committees

Officers
Odyssey Re Holdings Corp.

Andrew A. Barnard
President and Chief Executive Officer

Michael G. Wacek
Executive Vice President

Charles D. Troiano
Executive Vice President and Chief Financial Officer

Anthony J. Narciso, Jr.
Senior Vice President and Controller

Donald L. Smith
Senior Vice President, General Counsel and
Corporate Secretary

Senior Officers of OdysseyRe
Business Segments

Americas Division

Michael G. Wacek, *CEO*
S. Lance Andrew
Robert S. Bennett
Thomas C. Bredahl
Alane R. Carey
Mary M. Coca
John F. Coppinger, Jr.
Arturo E. Falcon
Patrick E. Gentile
Joseph A. Guardo
Mark W. Hinkley
Michael F. Mather
James E. Migliorini
Jeffrey D. Morash
Juan Eduardo Ovalle
Brian D. Quinn
Roger M. Rossiter
Gustavo A. Scheffler
Christopher T. Suarez
Stephen J. Van de Graaf
Robert H. Ysseldyk

EuroAsia Division

Lucien Pietropoli, *CEO*
Bernard Assens
Christophe Delélis-Fanien
Isabelle Dubots-Lafitte
Hervé Leduc
Gaël Lepaïh
Olivier Massot
Pär Mattsson
Jean-Louis Sacksteder
Hiroshi Yokojima

London Market Division

Brian D. Young, *CEO*
Amer Ahmed
Stephen L. Gordon
Andrew R. Gregory
Michael Hanns
André-François Rocque
David Savage
Kenneth A. W. Thorpe
Nigel Wilson

Corporate Information

Stockholders' Meeting

The 2002 Annual Stockholders' meeting will be held on Tuesday, April 23, 2002, at 10:00 a.m. (EST), at The Yale Club, 50 Vanderbilt Avenue, New York, NY.

Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: (800) 524-4458
E-Mail Address: shareowner-svc@bankofny.com
The Bank of New York's Stock Transfer Website:
http://www.stockbny.com

Send Certificate for Transfer and Address Changes To:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Stock Trading

Odyssey Re Holdings Corp. shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the trading symbol "ORH".

Common Stock and Dividends

Quarterly high and low sales prices per share of the Company's Common Stock, as reported by the New York Stock Exchange Composite, for the third and fourth Quarters of 2001 were as follows:

Third Quarter 2001:	
High 18.10	**Low** 11.08

Fourth Quarter 2001:	
High 18.10	**Low** 13.79

In September 2001, the Company declared a quarterly dividend of $0.025 per common share and the Company paid the dividend the quarter following the date of declaration. In February 2002, the Company declared a quarterly dividend of $0.025 per common share and the Company will pay the dividend on or before March 29, 2002 to stockholders of record as of March 15, 2002.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company, whose principal source of income is dividends from its subsidiaries. The payment of dividends by its subsidiaries is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

As of December 31, 2001, the approximate number of registered holders of our Common Stock was 2,810.

Employees

As of December 31, 2001, the Company and its subsidiaries had 397 employees.

Information Request:

A copy of Odyssey Re Holdings Corp. Annual Report and Form 10-K are available on OdysseyRe's Web site http://www.odysseyre.com, or upon written request to:

Odyssey Re Holdings Corp.
ATTN: Investor Relations
300 First Stamford Place
Stamford, CT 06902
Telephone: 203 940-8610
Facsimile: 203 965-7995

For more information about Odyssey Re Holdings Corp., visit OdysseyRe's Web site at: http://www.odysseyre.com

Safe Journey

OdysseyRe

Odyssey Re Holdings Corp.
140 Broadway
New York, NY 10005

www.odysseyre.com